



W. R. Berkley Corporation | 2004 Annual Report


Perfect L

Financial Highlights

FINANCIAL HIGHLIGHTS
(dollars in thousands, except per share data)

Years ended December 31,	2004	2003	2002	2001	2000
Total revenues	$ 4,512,235	$ 3,630,108	$ 2,566,084	$ 1,941,797	$ 1,781,287
Net premiums written	4,266,361	3,670,515	2,710,490	1,858,096	1,506,244
Net investment income	291,295	210,056	187,875	195,021	210,448
Service fees	109,344	101,715	86,095	75,771	68,049
Net income (loss)	438,105	337,220	175,045	(91,546)	36,238
Net income (loss) per common share:					
Basic	5.22	4.06	2.29	(1.39)	0.63
Diluted	4.97	3.87	2.21	(1.39)	0.62
Return on common stockholders' equity	26.0%	25.3%	18.4%	(11.2%)	6.1%
At year end					
Total assets	$ 11,451,033	$ 9,334,685	$ 7,031,323	$ 5,633,509	$ 5,022,070
Total investments	8,341,944	6,480,713	4,663,100	3,607,586	3,112,540
Reserve for losses and loss expense	5,449,611	4,192,091	3,167,925	2,763,850	2,475,805
Stockholders' equity	2,109,702	1,682,562	1,335,199	931,595	680,896
Common shares outstanding (in thousands)	84,273	83,538	82,835	74,792	57,726
Common stockholders' equity per share	25.03	20.14	16.12	12.45	11.79



W. R. BERKLEY CORPORATION
Growth: +2,507%
2,000%
1,500%
1,000%
S&P 500
572%
0%
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RELATIVE STOCK PRICE PERFORMANCE
W. R. Berkley vs. S&P 500 over the past 20 years

At A Glance

W. R. Berkley Corporation, founded in 1967, is one of the nation's premier commercial lines property casualty insurance providers. Each of the operating units in the Berkley group participates in a niche market requiring specialized knowledge about a territory or product. Our competitive advantage lies in our long-term strategy of decentralized operations, allowing each of our units to identify and respond quickly and effectively to changing market conditions and local customer needs. This decentralized structure provides financial accountability and incentives to local management and enables us to attract and retain the highest caliber professionals. We have the expertise and resources to utilize our strengths in the present environment, and the flexibility to anticipate, innovate and respond to whatever opportunities and challenges the future may hold.

How we are different: **Accountability.** The business is operated with an ownership perspective and a clear sense of fiduciary responsibility to shareholders. **People-oriented strategy.** New businesses are started when opportunities are identified and, most importantly, when the right talent is found to lead a business. Of the Company's 28 units, 20 were developed internally and eight were acquired. **Responsible financial practices.** Risk exposures are managed proactively. A strong balance sheet, including a high-quality investment portfolio, ensures ample resources to grow the business profitably whenever there are opportunities to do so. **Risk-adjusted returns.** Management company-wide is focused on obtaining the best potential returns with a real understanding of the amount of risk being assumed. Superior risk-adjusted returns are generated over the insurance cycle. **Transparency.** Consistent and objective standards are used to measure performance – and, the same standards are used regardless of the environment.



1.5
1.9
2.7
3.7
4.3
2000
2001
2002
2003
2004
Net Premiums Written
(dollars in billions)
3.1
3.6
4.7
6.5
8.3
2000
2001
2002
2003
2004
Investments
(market value – dollars in billions)
2.5
2.8
3.2
4.2
5.4
2000
2001
2002
2003
2004
Reserve for Losses and Loss Expense
(dollars in billions)
0.7
0.9
1.3
1.7
2.1
2000
2001
2002
2003
2004
Stockholders' Equity
(dollars in billions)

W. R. BERKLEY CORPORATION
2004 ANNUAL REPORT

Cover: "The Perfect Apple" by Michael Theise

COMPOUND ANNUAL GROWTH RATE

	1 Year	5 Years	10 Years	20 Years
Book Value Per Share	24.32%	19.52%	12.22%	17.17%
Stock Price	34.96%	38.43%	15.56%	17.30%



Excellent results.

Contents

1 Five Business Segments 2 Chairman's Letter 10 Investments 12 Segment Overview 14 Specialty 18 Regional 21 Alternative Markets
24 Reinsurance 27 International 29 Financial Data 31 MD&A 49 Financial Statements 71 Operating Units 78 Board of Directors

W. R. Berkley Corporation's business segments had an excellent year, each producing strong earnings growth.

Specialty. The Specialty units underwrite complex and sophisticated risks, including general, professional and product liability coverages as well as commercial transportation business, primarily on an excess and surplus lines basis. **2004 Results:** Total revenues increased 32% to $1.6 billion. Pre-tax income rose 44% to $290 million.

Regional. The Regional units, which are leaders in their local markets, write commercial lines coverages for small and mid-sized business firms and governmental entities. This segment also writes surety coverages. **2004 Results:** Total revenues advanced 20% to $1.1 billion. Pre-tax income increased 20% to $184 million.

26%	28%	16%	16%	>
Return on stockholders' equity rose to 26%, the highest in nearly three decades.	Net income reached a new high of $4.97 per share, advancing 28% over 2003.	Net premiums written increased 16% to $4.3 billion.	Cash flow from operations advanced 16% to $1.6 billion.	Have a look.

Alternative Markets. The Alternative Markets units develop and administer self-insurance programs and other alternative risk transfer mechanisms, and also write specialized workers' compensation insurance. Workers' compensation business is the main focus of the segment. **2004 Results:** Total revenues advanced 36% to $750 million. Pre-tax income was $129 million, up 52%.

Reinsurance. The Reinsurance units write reinsurance on both a facultative and treaty basis. In addition, the Company writes business under quota share reinsurance agreements with two Lloyd's syndicates and participates in several specialty niches. **2004 Results:** Total revenues rose 16% to $947 million. Pre-tax income increased 45% to $87 million.

International. The Company's International joint venture operates in Argentina and Asia. **2004 Results:** Total revenues increased 15% to $82 million. Segment pre-tax income increased 133% to $7 million.

To Our Shareholders:

This has been a terrific year for our Company. We have improved our market position, strengthened our management team, and delivered the highest returns we have ever achieved. We have accomplished all this while repositioning our Company to a new level among the major players in the commercial lines property casualty business in America. Today, we are a company with the financial strength and intellectual capacity to selectively participate in the property casualty business on a global basis.

The property casualty insurance business is a unique industry. While appearing quite straightforward, it has many hidden risks which do not exist in most businesses. It is this deceptive simplicity that makes it so treacherous for the uninitiated risk taker. The primary reason for this is that our costs are unknown at the time we make a commitment to assume future uncertain liabilities. In our industry, the cornerstone of profitability is the ability to assess both the amount of and the likelihood that these uncertain future events will become claims against the insurance policies we issue.

In examining our performance, we not only focus on returns, growth rate and policy count, but spend substantial resources monitoring exposures on all types of risks. Our goal is to obtain the optimal risk-adjusted return. We always seek an appropriate insurance premium measured relative to the risk assumed. The goal is to always have an underwriting profit, with appropriate recognition of the unknowns in the future. We do this through an institutional focus on particular niches in the business, and combine that strategy with opportunistic behavior to ensure that we seize every opportunity when the risk-adjusted returns are at their highest. The success of our enterprise is derived from our ability to make good risk selections through outstanding underwriting, and to be effective at handling claims, ensuring that we are paying the appropriate amount and only when a claim is warranted. Success in this industry is effectively managing every piece of the insurance process with care and attention.

The efforts put forth each day are not based on the economic model of our industry, the law of large numbers, but on each transaction. We manage our business one risk at a time, but our strategy requires that we be cognizant of the overall industry environment. While we must deal with each transaction individually, industry trends and the overall competitive environment will always impact our activities. When pricing relative to risk is more attractive, we seek to grow the fastest; when risks seem to be overwhelming the available price levels, greater discipline is required. It is this strategy that has allowed us to achieve excellent results in 2004.

We manage our business in a very straightforward way. Each of our operating units is delegated the authority required for them to accomplish their tasks. We believe that keeping decision making as close to the customer as possible enhances our ability to be responsive and to get pricing, claims handling, and service optimally aligned. It is our job to establish strategy with each operating unit and to provide them with the necessary resources to implement their plans. Each operating unit's performance is then carefully measured, looking not only at results, but examining the risks to ensure that appropriate considerations are being made for the future. We then hold the management of each operating unit accountable for these results. At Berkley, people are accountable and are rewarded for performance.

The day-to-day implementation of such basic strategies – and how effective people are in their execution – has made the difference in our enterprise. It is difficult not to become seduced by the lower expenses offered by consolidation. It is alluring to focus on costs, as they are so clear and defined. At Berkley, we focus on risk-adjusted returns. To us that means a focus on underwriting, claims, and on having the right people who understand what they are responsible for.

The Strategy. We continue to invest in adding the best people, in expanding our product offerings, and in developing additional distribution capabilities. Our concentration remains commercial casualty business as we seek out niches within the marketplace where expertise and relationships allow us to build a brighter future.



William R. Berkley
Chairman of the Board and
Chief Executive Officer

"Our goal is to produce superior long-term returns for our shareholders by optimizing risk adjusted returns. We consistently achieve this goal by adhering to an entrepreneurial philosophy that places decision making and accountability as close to the customer as possible."

The Specialty segment continues to work diligently to seek out new opportunities in its niche markets. It derives most of its business from wholesale brokers, who provide the retail marketplace with specialized products which individual insurance agents might only require access to a few times each year. The expertise delivered by wholesalers is valuable because of their knowledge of current market conditions, availability, and the appropriate types of coverage for a particular risk. Yet merely having distribution is not enough. Underwriting expertise for these specialty products is a requirement, and our people, with their long experience and knowledge base, represent the foundation of our specialty operations. The other piece of that foundation is our claims handling ability. Expertise and knowledge of both coverage and of the current state of affairs in our legal system represent the third pillar of our specialty business. Together these building blocks allow us to focus on expansion on an opportunistic basis. This is a business that requires specialized distribution, claims handling expertise, and, above all, real underwriting knowledge.

Our Regional business units are local leaders in the markets they serve, having attained their positions by providing innovative products tailored to their local environments, personalized service, and by maintaining selective relationships with the best local agents in each operating territory. We search out agencies that provide outstanding service and transparency to their customers and work diligently to become part of their customer focused problem solving. This relationship works because both parties strive to solve the ultimate customer's needs to mitigate risk.

The relationship of our Company to its agents, and the agent to the policyholder, is both complex and simple at the same time. The agent is a representative of the company. However, that agent must offer transparent service to the client in selecting both the appropriate coverage and a highly reputable insurance carrier. As part of the Independent Agency distribution system, one of the agent's jobs is to make just such a recommendation to the customer. We believe our agents, in fact, take this responsibility seriously and fulfill their jobs on behalf of the client effectively. We intend to continue to expand these relationships, while meeting the specific market needs of each of our operating territories.

The Alternative Markets business has a dual focus built around workers' compensation, primarily concentrating on self-insureds or insurance of owner-managed enterprises. We also manage the administrative processes for a large number of self-insureds and municipal groups. The Alternative Markets segment is especially focused on delivering insurance solutions based on an analytical framework to help these enterprises reduce their insurance costs. Workers' compensation requires such an approach because the liability for payment stretches so far into the future. The uncertainty is great because of the potential length of time until the ultimate payment of benefits is extinguished. We continue to build our workers' compensation expertise, enhancing our database of information as we strive to be the premier knowledge based provider of such service and risk transfer mechanisms.

Our Reinsurance business, which operates in a number of areas, is written through Berkley Insurance Company. Our facultative business operates both on a broker market basis through Facultative ReSources and on a direct basis through B F Re. Unlike most of our competitors, our facultative business represents an equal piece of our reinsurance operation. We have become one of the leading facultative markets in the industry due to our experienced underwriting team, which has continued to demonstrate discipline and opportunistic expansion at the appropriate times through changing market cycles.

Our treaty reinsurance business, written through Signet Star Re, continues to move towards more specialized underwriting, providing a type of long-term capital for companies that are looking for a reliable industry partner. This company continues to reposition itself to represent the historic ideal of a treaty reinsurance partner. We have opportunistically undertaken quota share reinsurance arrangements at Lloyd's, which continue to offer us excellent returns, and will participate for as long as such opportunities are attractive. At Berkley Underwriting Partners, our program business is effectively growing into a viable market for high-quality small Managing General Underwriters, where specialized expertise creates value.

Our International business, which operates primarily in Argentina, has survived and prospered despite the volatile local economic environment, due to the strategy built by its management team there. We have succeeded by building flexibility and responsiveness into the system, while maintaining customer service and financial stability.

The Year in Review. The headline describing our year would be "outstanding underwriting results, extraordinarily low paid loss ratios, and record returns on capital, in spite of low investment returns." Management is pleased by these highlights. We chose to continue to grow our business as aggressively as possible and achieved growth of over 16% in premium volume. Our investment portfolio grew significantly in 2004 as a result of over $1.6 billion of operating cash flow. Although investment yields available in this low interest rate environment are not so attractive, we were able to take advantage of our strong cash flow to lower the overall investment duration and expand our alternative investment portfolio into several new areas. While insurance market conditions were more attractive at the beginning of 2004 than at the end of 2004, even at the end of the year the returns were outstanding both in an absolute sense and relative to the risks being assumed. The attractiveness of the current risk-adjusted returns relate favorably to what was available in the late 1980's. Given the reconfiguration of our mix of business with an emphasis on commercial casualty lines, the available returns to our shareholders have never been as great as they currently are. The enterprise of insurance is oriented towards assuming other businesses' risks. We try to be sure that we understand the risks we are taking. The concern in our business is never the risks we can define, but rather the uncertainty of what we do not know or understand. One protects from these exposures by managing the business with policy limits, aggregate exposure limits, and appropriate terms and conditions to try to ensure that even an unforeseen loss does not have an unlimited cost. The critical risks that our Company, like all others, faces do not revolve around the exposures that are defined but rather those that are uncertain. While we celebrate our high returns, we spend at least an equal amount of time focused on ameliorating these potential exposures. We are especially pleased with the current environment given our assessment of our current level of risk.

External Environment. The external environment for the industry was challenging to say the least. In the legal arena we faced increasingly novel and creative causes of action. We were challenged by new litigation strategies that were structured in such a way that they sought an acceleration of the timing of payments from the insurance industry. We in the industry have failed as well to deliver the message that our payments are transactional and ultimately result in higher premiums for those same people who utilize the services of individuals or industries they are currently litigating against.

Natural disasters also played an important part in 2004 with four significant hurricanes hitting Florida within a 60-day period. The cumulative losses from these hurricanes are likely to exceed $35 billion, and the allocation among individual storms has proven to be almost impossible to determine. And thus, the many issues as to terms and conditions have proven to be virtually irrelevant to the insurers in assessing their claims costs. In what was clearly the worst hurricane season in history, the technical models relied upon by many proved to be woefully inadequate in predicting the extent of storm losses. Thus, as an industry, we need to reassess our degree of comfort in relying on models to direct our risk management strategies relating to catastrophic events.

The challenges brought about to the agent/broker distribution system in the past year were far-reaching as well. Clearly there were matters of concern relating to alleged anti-competitive activities, which can neither be condoned nor tolerated. Changes will come and are appropriate – many of which will result in an improved climate. The cornerstone issue, however, which must be adhered to by all parties in our industry, is that the customer is entitled to full and complete transparency. They need to understand who the producer works for, how they get paid, and the veracity they can expect from such advice. This is a critical factor because customers and carriers alike put their trust in agents and brokers. For the system to work, the customer must be made to feel that this trusting relationship can continue. In transactions with the complexity required for effective risk mitigation, expertise must be delivered in such a fashion.

The last issue relating to the overall environment revolves around the Sarbanes-Oxley regulations, a well intentioned piece of legislation which has a disproportionate cost relative to its benefit. There are clearly many pieces of the Sarbanes-Oxley legislation which bring about improved controls and impose greater responsibility on the senior management of businesses. The problem is that Sarbanes-Oxley has no consequential materiality test and eliminates the ability for accountants and others to make judgments as to what is important and what is not. A control system that concerns itself with thousands of dollars can take as much time as a control system that focuses on millions, without taking that disparity into account.

There is no doubt that some good came from this legislation. There is no doubt that management has become more cognizant of its responsibility for producing accurate financial statements. There is also no doubt that the amount spent in time and money by our Company, and by the industry in total, has far exceeded the economic value derived by the investment community. We hope the rules are reconsidered going forward.

Conclusion. The record results, our highest ever return on equity, and our extraordinary overall performance made 2004 a fabulous year. We believe that over the long-term we will continue to deliver outstanding results to our shareholders.

The results of a Company such as ours are the accumulation of efforts put forth by many people. Our achievements of record earnings and record returns are truly a reflection of all of these people. The over 4,000 employees who work every day could not, in fact, have done this alone either. It is the support of our thousands of producers and the integration of all our efforts to meet the ultimate needs of our customers that allows this all to work. All of these people are able to achieve these things because of the capital entrusted to them by you, our shareholders. In my role it is easy to see how important everyone is in making the enterprise work effectively. I want to thank each of you for your contribution to this extraordinary year.

Sincerely,



William R. Berkley
Chairman of the Board and Chief Executive Officer
March 30, 2005

Investments



In the investment arena, 2004 was marked by sharp contrasts. On the one hand, the portfolio grew dramatically as a result of record cash flow from operations, as well as modest market appreciation. On the other hand, investment returns were relatively unattractive and we were unable to replace our maturing portfolio with comparable yields. At December 31, 2004, the investment portfolio totaled $8.3 billion, a 28% increase over the prior year. The growth in assets leads directly to an equally impressive increase in net investment income to $291 million, a 39% improvement over the prior year.

Despite the attainment of these record levels, the investment environment represented an extremely challenging one. Since our relatively conservative investment style leads us to a large allocation of high-quality fixed-income products, our returns are quite dependent on the overall level of interest rates available in the markets. This is also impacted by the shape of the yield curve, and our directional bias towards future interest-rate trends. For the last several years, interest rates have been trending downward and are currently at levels not seen in a generation. At year end, the benchmark 10-year Treasury yielded 4.22%, approximately 200 basis points lower than just four years ago. Moreover, other high-quality fixed-income sectors, including U.S. government agencies, mortgage-backed securities, and corporate bonds are also at historically low yields in both absolute terms and in relation to Treasuries. This is of specific concern since the possibility of inflation is real and may well be beyond the Federal Reserve's ability to manage.

Given what we perceive to be a lack of favorable risk/reward opportunities available in the markets, we have taken the prudent approach of building cash balances and reducing duration in the belief that patience will ultimately be rewarded. At December 31, 2004, our cash and short-term portfolio totaled approximately $1.0 billion versus approximately $1.4 billion the prior year. Average duration stands at 3.2 years, down from 4.1 years the prior year and 4.8 years at December 31, 2002. The combination of

< left to right

James G. Shiel
Senior Vice President
Investments

Paul J. Hancock
Senior Vice President
Chief Corporate Actuary

Robert W. Gosselink
Senior Vice President
Insurance Risk Management

Eugene G. Ballard
Senior Vice President
Chief Financial Officer
and Treasurer

Ira S. Lederman
Senior Vice President
General Counsel
and Secretary

FIXED INCOME PORTFOLIO DISTRIBUTION
(by percentage)


State and Municipal 47%
Mortgage-backed Securities 16%
Cash and Cash Equivalents 13%
U.S. Government and Government Agency 13%
Corporate Bonds 9%
Foreign Bonds 2%

lower yields and higher cash balances has also depressed the book yield of the fixed income portfolio from a taxable equivalent yield of 5.1% last year to 4.5% this year.

This decision to hold a large cash allocation was a painful one given that for a significant portion of the year cash yields were barely 1% and, with a steeply shaped yield curve, there was a high opportunity cost of not being fully invested with a longer duration. However, given the Federal Reserve's much publicized monetary tightening cycle, the yield curve has flattened dramatically, and cash yields have improved commensurately, which will help boost investment income.

Despite our overall defensive posture, we have attempted to remain both opportunistic and balanced in our management of the portfolio. When relationships to other sectors became favorable at various points during the year, we increased our allocation to the municipal bond sector, primarily in the 10-year area. Due to our tax position, as well as the strong credit quality and liquidity of municipals, we have shifted away from historically rich sectors like mortgage-backed securities and corporate bonds. At year end, the fixed income portfolio was invested 26% in U.S. Government securities (including cash and cash equivalents), 47% in municipal securities, 16% in mortgage-backed securities, 9% in corporate bonds and 2% in foreign bonds. The weighted average credit rating of the fixed income portfolio was "AA" at year end.

We have also attempted to take advantage of opportunities created by the Fed-induced flattening of the yield curve by restructuring the portfolio to one that is more 'barbelled.' This required the shift of several hundred million dollars in intermediate-term securities into a combination of longer and shorter-term securities that will perform better as the yield curve's steepness is reduced.

Although the overall portfolio is primarily fixed income, we also maintain a portfolio of various alternative investments which offer opportunities for more favorable returns while diversifying risk. These investments account for approximately 13% of the portfolio and are concentrated in merger arbitrage, real estate, and high dividend common stocks. While merger arbitrage was modestly profitable during the year, both the real estate and common stock sectors performed well, exceeding the returns of their benchmarks. Prospects for merger arbitrage for 2005 are excellent given the increase in short-term rates and improved merger and acquisition activity.

We are optimistic that an improving environment will give us the opportunity to invest our cash flow and current short-term portfolio in a way that will substantially enhance our investment returns.

Segment Overview

left to right >

Robert C. Hewitt
Senior Vice President
Alternative Markets

Robert P. Cole
Senior Vice President
Regional

W. Robert Berkley, Jr.
Senior Vice President
Specialty

Fernando Correa Urquiza
President, Berkley
International, LLC

James W. McCleary
Senior Vice President
Reinsurance and President
and CEO, Facultative
ReSources, Inc.



$ 1,570
$ 1,113
$ 947
$ 750
$ 82
Specialty
Regional
Alternative
Reinsurance
International
Revenues
$ 290
$ 184
$ 129
$ 87
$ 7
Specialty
Regional
Alternative
Reinsurance
International
Profits

2004 Revenues versus 2004 Profits
(*dollars in millions*)



35%
25%
21%
17%
2%
Specialty
Regional
Alternative
Reinsurance
International
Revenues
42%
26%
19%
12%
1%
Specialty
Regional
Alternative
Reinsurance
International
Profits

2004 Revenues versus 2004 Profits
(*by percentage*)



Each of our five business segments – Specialty, Regional, Alternative Markets, Reinsurance, International – is comprised of individual operating units that serve a market defined by geography, products, services, or types of customers. Our growth is based on meeting the needs of customers, maintaining a high-quality balance sheet, and allocating capital to our best opportunities.

Specialty Segment

2004 was another year of outstanding results for the Specialty group. By continuing to capitalize on many of the market opportunities that emerged in 2003, our Specialty segment grew 17% in gross written premiums with a 44% increase in pre-tax income. Segment pre-tax income was $290 million, with $1.7 billion in gross written premiums and a return on equity of 23%.

GROSS WRITTEN PREMIUMS BY LINE
(by percentage)



Premises Operations 38%
Professional Liability 19%
Automobile 14%
Products Liability 14%
Property 8%
Other 7%

SEGMENT DATA 2004 VERSUS 2003
(dollars in millions)

	2004	2003
Total assets	$ 3,930	$ 3,128
Total revenues	1,570	1,188
Pre-tax income	290	202
GAAP combined ratio	87%	88%
Return on equity	23%	25%

Segment Overview. The Specialty insurance lines comprise a unique part of the industry because of the complexity inherent in the risks undertaken and, consequently, the level of sophistication and experience required to make those decisions. These are not the standard risks that are found in company and industry rating manuals. They are highly complex and often unique exposures that must be evaluated either individually or as a narrowly defined class by individuals with specialized expertise and acquired judgment.

In W. R. Berkley's Specialty group, people with detailed knowledge of specific lines and products bring their years of experience to bear in determining the correct underwriting criteria and the right price for each individual risk. What begins with the standard market statistical information, such as terms, conditions and price, is then evaluated through the eyes of a long experienced, seasoned professional. That specialized knowledge and skill are combined with sound risk selection, disciplined pricing, and the highest standard of service after the sale to provide a product that is individually designed to bring value to each insured.

Since 1979, when we entered the specialty market with the acquisition of Admiral Insurance Company, we have provided those tailored solutions that are often unavailable in the standard insurance market. In an industry that is inherently cyclical, we have the skill and flexibility to develop new businesses and product lines when opportunities arise, and the capacity to evolve and adapt to changing customer needs in different environments. And, we have the discipline to maintain our position or to shrink when the market changes.

Today, the nine operating units of our Specialty group are differentiated by product expertise, each specializing in a particular niche or niches nationwide. What they share in common is a sound underwriting knowledge base, excellence in claims handling, and strong relationships with their distribution channels. Throughout every transaction and at every step of the insurance process, the people of our Specialty group demonstrate intellectual acumen, market discipline, and the highest standards of service. The cornerstone of our success is our ability to translate knowledge into results.

Operating Units. Our strong performance in 2004 was, in part, positively affected by the standard market's narrowing view of acceptable risk, which allowed us to increase market share and take advantage of conditions that did not previously exist.

In 2004, we seized such an opportunity and acquired the renewal rights to Gulf Insurance's Specialty Casualty line, forming Berkley Specialty Underwriting Managers LLC. In August, we expanded the scope of BSUM's operation and entered a new arena by forming its Entertainment and Sports division, which will begin full operations in 2005. 2004 was also the first full year of operation for W. R. Berkley Insurance (Europe), Limited, which added new product lines and is now exploring possibilities for further growth in 2005.

Admiral Insurance Company is a leading provider of excess and surplus lines coverage to medium and large-sized commercial risks which generally involve moderate to high degrees of hazard. Lines of business written include commercial casualty, professional liability, commercial property, and commercial excess and umbrella. Each product segment offers products that are constantly adjusted for a changing marketplace, and is supported by highly skilled underwriters who understand industry needs, their products, and the appropriate pricing disciplines. Over the years, Admiral has developed a strong industry reputation for efficient claims handling, excellent customer service and responsiveness, and flexibility in problem solving. 2004 was another year of outstanding results for Admiral, with an 83% increase in pre-tax income to $123 million and a 24% return on equity.

Berkley Medical Excess Underwriters, LLC is a professional liability underwriter that has provided excess insurance and reinsurance to hospitals and other healthcare organizations since its start-up in late 2002. Over the first two years of its operation, Berkley Medical has differentiated itself in its niche marketplace with a multi-faceted approach to understanding and supporting the unique objectives of healthcare organizations, and by providing the tools to support their risk-related needs. Through collaboration on risk and claims management, innovative data analysis, alternative risk financing structures, and benchmarking techniques, Berkley Medical has provided value-added services to hospitals and healthcare organizations alike. In 2004, Berkley Medical continued to build its customer base and achieved a 20% return on equity.

Berkley Specialty Underwriting Managers LLC, which was formed in July 2004, consists of two underwriting divisions. The Specialty Casualty division offers commercial general liability, including products liability, for manufacturers on a non-admitted basis. Its Entertainment and Sports division provides commercial property and liability coverage on an admitted and non-admitted basis to sports teams and facilities, entertainment and special events venues and entertainment-related operations, and to artists and professionals. After a smooth transition to W. R. Berkley, BSUM closed 2004 with $52 million in



gross written premiums. BSUM is headquartered in Atlanta, GA with regional offices in Glastonbury, CT; Chicago, IL; St. Paul, MN; Irving, TX; and Glendale, CA. In 2005, BSUM anticipates strong growth after this year's successful start-up.

Carolina Casualty Insurance Company, a leader in the transportation insurance industry for over 60 years, focuses on intermediate and long-haul trucking, public auto, and various classes of commercial auto. Carolina Casualty is licensed in all 50 states and distributes its products through a select group of general agents and brokers who specialize in transportation insurance. Over the years, Carolina Casualty has established an outstanding industry reputation for excellent resources in underwriting, and superior claims and loss prevention services that bring added value to its insureds. In 2004, Carolina Casualty had a 26% increase in net written premiums. In the latter part of the year, it began to write select classes on a non-admitted basis in certain states, and projects further growth in 2005, as opportunities to diversify and expand arise.

Clermont Specialty Managers, Ltd. is a leading provider of insurance for high and mid-rise cooperative, condominium and quality rental buildings and high-end restaurants located primarily in Manhattan and the greater New York City area. Since it began operations in 1986, its core book of business has expanded to include workers' compensation as well as package policies for these businesses. As a specialty boutique operation, Clermont has built its success by combining 19 years of underwriting, marketing, and claims skills with a comprehensive knowledge of its core New York City marketplace. In 2004, Clermont had $52 million in gross written premiums, an increase of 10% over last year, and anticipates new opportunities in its core business, as well as other niches, in 2005.

Monitor Liability Managers, Inc. is a leading provider of professional liability insurance. Its current product lines include directors' and officers' liability for the public, private and non-profit sectors; employment practices liability; and lawyers' professional liability. Since its founding in 1992, Monitor has established a strong position in the professional liability marketplace, ending 2004 with an 18% return on equity. Although the current markets for public directors' and officers' and lawyers' professional liability remain challenging, employment practices and private directors' and officers' coverages continue to provide opportunities. Monitor is widely known and respected for its outstanding service after the sale and effective claims handling, and has made inroads into technical innovations that provide cost effective and time efficient service for its insureds.



< left to right, top to bottom

James S. Carey
Admiral Insurance Company

William F. Murray
Admiral Excess Underwriters Division

Thomas M. Kuzma
Nautilus Insurance Company

Armin W. Blumberg
Carolina Casualty Insurance Company

Richard P. Shemitis
Vela Insurance Services, Inc.

Douglas J. Powers
Monitor Liability Managers, Inc.

Alfred Schonberger
Clermont Specialty Managers, Ltd.

J. Michael Foley
Berkley Medical Excess Underwriters, LLC

Stuart Wright
W. R. Berkley Insurance (Europe), Limited

Steven S. Zeitman
Berkley Specialty Underwriting Managers LLC

Nautilus Insurance Company writes commercial property casualty risks, primarily on a non-admitted basis, through general agents in all 50 states. Its risk profile is small to medium-sized accounts with consideration for more difficult risks on a brokerage/submit basis. Nautilus is well regarded by general agents and policyholders alike for the high level of importance it places on customer service and communication. In 2004, Nautlius achieved an increase of 17% in net written premiums, an outstanding 24% return on equity, and maintained a strong retention rate. Nautilus has aggressively continued to utilize technology to more effectively manage its business, thereby adding efficiencies and improving data sharing and analysis capabilities.

Vela Insurance Services, Inc. writes excess and surplus casualty business with a primary focus on contractors', and product liability coverages. With offices in Chicago, IL and Solvang, CA, Vela writes a variety of classes nationwide exclusively through its network of appointed excess and surplus lines brokers. In December 2004, Vela launched a new program that expands its traditional business model and broadens its product offering by providing wrap-up policies for large residential development projects. 2004 ended with $154 million in net written premiums and a 24% return on equity, and Vela anticipates additional growth in 2005 from its new program.

W. R. Berkley Insurance (Europe), Limited, which is owned 80% by W. R. Berkley and 20% by Kiln plc, began operations in July 2003 specializing in professional indemnity insurance for risks based in the United Kingdom. In 2004, its first full year of operations, it wrote $114 million in gross premiums and added new product lines in directors' and officers' liability and general liability. W. R. Berkley Insurance (Europe) currently writes risks in the United Kingdom, certain European countries, Australia and New Zealand, and is exploring the possibility of further expansion of its existing product lines in Continental Europe.

2005 Outlook. We continue to see opportunities in the specialty arena and anticipate a positive market for growth in 2005, although signs of increased competition for certain classes of business are beginning to appear. The gradual softening of the market will also affect opportunities for price increases in the coming year. While 2005 will not be without its challenges, we are confident that we have the people, the expertise, the discipline, and the distribution systems to continue our current positive momentum.

Regional Segment

In 2004, our Regional operations emerged fully as a refocused and redefined enterprise, achieving a return on equity of 28% for its second consecutive year and a combined ratio of 87%. The strategic decisions made over a number of years allowed our Regional companies to enjoy such unprecedented returns in 2004.

GROSS WRITTEN PREMIUMS BY UNIT
(by percentage)



Continental Western 38%
Acadia 29%
Union Standard 16%
Berkley Mid-Atlantic 15%
Surety 2%

SEGMENT DATA 2004 VERSUS 2003
(dollars in millions)

	2004	2003
Total assets	$ 2,360	$ 2,009
Total revenues	1,113	924
Pre-tax income	184	153
GAAP combined ratio	87%	88%
Return on equity	28%	28%

Segment Overview. Five years ago, we set a long-term course to build and expand our Regional business exclusively in the commercial lines insurance arena. We focused on markets where we have built specialized expertise, and developed relationships with agents and customers where we have a comprehensive knowledge of local needs. This unique combination of product expertise, customer awareness, and outstanding service has positioned us with a distinct competitive advantage in what is traditionally a price-driven, standard business.

Today, the Regional business consists of five operating units with the autonomy to provide products and services designed for each regionally differentiated customer base. Each company implements a strategy that reflects its unique market, and executes it with the highest level of responsive, personalized service. This decentralized structure allows us to meet the needs of the farm owner in Iowa, as well as those of his Maine counterpart. Decisions which relate to the customer are made close to the customer, and are implemented with the flexibility to use market knowledge and individual creativity to deal with the day-to-day activity, as well as the unusual risk. As a result, we have developed value-added and niche products, in addition to the standard items our customers have come to know and trust.

In each of our Regional markets we have a local presence with a full understanding of local issues. Our products are distributed through carefully cultivated, long-term relationships that help us deliver our expertise in a responsive manner. Business plans, companies' goals, and the challenges and opportunities we face are routinely discussed with our agents – allowing them to serve the insured from an informed standpoint. New product ideas often come from the direct, personal contact we have with our agents and customers. Because we are close to our customer, we are better positioned than many of our competitors to respond to their needs.

Our Regional companies are led by experienced management teams and staffed by skilled professionals with a strong commitment to their community and their employer. Agents and insureds alike know they will be served by knowledgeable, local individuals with the authority to make timely and responsible decisions, without the bureaucratic layers that typically inhibit efficient transactions. An organizational concept such as ours, which has remained unchanged for 35 years, attracts the highest caliber individuals, who are dedicated to an environment where autonomy and accountability are valued and practiced. At the same time, we continue to seek new ways to create operating efficiencies through technology, thereby reducing transaction costs and improving service for our customers. Because we invest in excellence at every transaction level, our time is spent better serving our customers and shareholders.

Our structure gives us the unique ability to combine the sophistication of a large company with local knowledge and expertise. Unlike a fluctuating strategy based solely on price or the current management style, ours addresses the long view – and, it is sustainable.

Operating Units. *Acadia Insurance Company* has built highly effective distribution channels in the six states it serves in the Northeast by maintaining close relationships with its over 200 carefully selected agencies. In addition to a full line of standard commercial property casualty products, Acadia excels in the development of niche products for companies in regional businesses such as the lumber and marine industries. Operating in Maine, New Hampshire, Massachusetts, and Vermont, it is enjoying strong growth with its recent expansion into Connecticut and central and northern New York. In 2004, net premiums written were $316 million with an 86% combined ratio, resulting in a 30% return on equity.

Operating in seven jurisdictions from Pennsylvania to South Carolina, the *Berkley Mid-Atlantic Group* offers a product portfolio tailored to the needs of its customers. Under a new, strengthened management team, the company has significantly improved profit performance through a focused, relationship-based underwriting approach, adherence to sound pricing methodologies, and disciplined claims handling. Advancements in technology, data-mining and information analysis enhance the company's ability to capitalize on profitable market segments. With the opening of its Charlotte, NC office, expansion of its Harrisburg, PA facility, and the creation of an underwriting services department to improve service to its customers, the company continues to focus on managed growth and processing efficiencies. In 2004, net premiums written were $169 million with a 91% combined ratio, resulting in a 22% return on equity.







< *left to right, top to bottom*

Bill Thornton
Acadia Insurance Company

Kevin W. Nattrass
Berkley Mid-Atlantic Group

Bradley S. Kuster
Continental Western Group

Craig W. Sparks
Union Standard Insurance Group

Roger J. Bassi
Monitor Surety Managers, Inc.

Continental Western Group, the largest of the regional companies, continued to grow profitably in 2004. Net premiums written were $432 million with an 85% combined ratio, resulting in a 30% return on equity. In addition to the standard products it offers to businesses, farm owners and government entities in the Midwest and Pacific Northwest, Continental Western has developed specialty products for volunteer fire departments, and niche development products covering farm equipment dealers, grain elevators, municipalities, and collector cars. As a preferred market for middle market and small commercial lines, Continental Western is exploring ways to further enhance service and bring increasing value to its customers.

2004 was a year of continued growth and profitability for *Union Standard Insurance Group*. With its focus on growth in middle market lines, this year Union Standard increased its writings in the $10,000 to $150,000 policy range in both premium and policy count. 2004 net premiums written were $187 million with an 88% combined ratio resulting in a 25% return on equity. Union Standard has been at the forefront of innovations in technology to deliver better service to its customers, generate reductions in expenses, and create increased service capacity. It writes business in nine Southern states from Alabama to New Mexico, and recent expansion into Arizona has further fueled its momentum of strong revenue and earnings, creating dynamic opportunities for the future.

In late 2003, the operations of four previously separate surety units writing primary business within the Regional group were combined into one under the *Monitor Surety Managers, Inc.* banner. This consolidation, along with changes in key management positions, has provided a tightened underwriting posture and better use of capacity and resources for responsible growth. These improvements have given Monitor Surety excellent opportunities for providing surety bonds to mid-sized contractors. 2004 net premiums written were $26 million, which is a significant increase as a result of the consolidation.

2005 Outlook. The committed employees of our Regional companies are constantly striving to improve our future performance. We face challenging markets in the future – the goals will be higher, and the measurements more rigorous. Yet we are focused on staying ahead of our competition in the products and services we provide, and in achieving ongoing attractive returns for W. R. Berkley Corporation.

Alternative Markets Segment

In 2004, the Alternative Markets segment produced a record pre-tax operating income of over $129 million, an increase of 52% over 2003, and provided an excellent return on equity of almost 23%. We continue to build our databank of information to enhance our experience and our ability to make optimum decisions in the workers' compensation marketplace.

REVENUES BY UNIT
(by percentage)



Midwest Employers 39%
Preferred Employers 27%
Berkley Risk 19%
Key Risk 15%

SEGMENT DATA 2004 VERSUS 2003
(dollars in millions)

	2004	2003
Total assets	$ 1,865	$ 1,505
Total revenues	750	551
Pre-tax income	129	85
GAAP combined ratio	92%	93%
Return on equity	23%	25%

Segment Overview. Our Alternative Markets business was begun in the 1980's, initially to focus on providing risk management and third party claims administration for workers' compensation plans and various alternative insurance vehicles. As opportunities evolved over time, we expanded this division to include risk-bearing services for our existing clients, as well as for other markets. Over the next two decades, the Alternative Markets business grew opportunistically, expanding when market conditions were favorable and contracting when appropriate. New units were added when we identified promising markets and talented people who could apply their skills to competitive advantage. We entered new product lines and territories, and created services when opportunities arose.

Today, our four operating units offer a blend of expertise either by product, by territory or both. In California, we have geographical and product specialization in workers' compensation coverage for owner-managed businesses. In other areas, we design and provide the full spectrum of insurance company services for various self-insured plans. We have specialized areas of knowledge for particular niches of business, such as not-for-profit, social service operations, and tribal nations. And, we have significant expertise in specific product lines such as excess and aggregate workers' compensation products for individual and group self-insureds throughout the country. In every line, territory or niche, we have differentiated ourselves by fully understanding our clients' needs and addressing them through a diversity of specialized products and services. This approach has allowed our Alternative Markets units to develop long-term, highly collaborative relationships with our customers. These strategic collaborations have, in turn, created an in-depth understanding of each client's unique culture and needs, resulting in high client retention rates and employee longevity.

Through these relationships, we have helped our clients maximize operating profits and reduce costs by managing risk through cost-effective strategies and 'best practices' methods. It is what differentiates a Berkley company from the rest.

Operating Units. *Berkley Risk Administrators Company, LLC* is a third party claim, underwriting and policy service administrator for all lines of commercial coverage including liability, property and workers' compensation. Berkley Risk is also a full service program manager for alternative risk financing plans and specialty insurance programs. Its three distinct areas of operation are risk management and third party administration services for: individual accounts and group programs; workers' compensation assigned risk plan servicing carriers; and its affiliate, Riverport Insurance Company, which provides property, casualty and automobile coverage to non-profit organizations and social service agencies in 25 jurisdictions.

Berkley Risk differentiates itself through its ability to provide customized services and flexibility in the delivery of these services to help its clients reduce their overall loss costs. Its employees work closely with each client in highly collaborative, long-term relationships, resulting in consistently high customer retention and performance.

2004 service revenues grew more than 10%, with more than a commensurate increase in operating margins. The year's highlights include the renewal or extension of all major public entity customer contracts and the awarding of new assigned risk plan contracts for Indiana and Iowa. This brought the number of assigned risk plans it administers to 14, making it the third largest workers' compensation assigned risk plan administrator in the United States. In 2005, Berkley Risk is positioning itself for further growth to enable it to provide service to clients with broader geographic operations.

Since its formation in 1986, *Midwest Employers Casualty Company* has focused exclusively on providing workers' compensation excess and aggregate insurance products and services to individual employers or groups across the country. MECC combines its employees' detailed knowledge of its customers with sophisticated statistical modeling to produce both superior risk selection and a more accurate pricing tool for the underwriting process. This same approach has been employed to provide a value-added service called Total Cost of Risk, a series of tools and technology that enables employers to identify and manage their workers' compensation losses, resulting in a significant reduction in overall program cost.

Through its innovative client service approach, MECC has generated greater client loyalty while significantly differentiating itself from other insurers participating in the marketplace. In 2004 MECC, a market leader in the excess workers' compensation arena, had gross written premiums of $279 million, up 22% from 2003.

Key Risk Insurance Company is a leading provider of workers' compensation services for employers in North Carolina, South Carolina, Virginia and Georgia. These services are provided on a fully insured basis through Key Risk Insurance Company or in the role of a third party administrator through Key Risk Management Services, Inc.



< left to right, top to bottom

Mark C. Tansey
Berkley Risk Administrators Company, LLC

Kenneth R. Hopkins
Berkley Risk Administrators Company, LLC

Melodee J. Saunders
Midwest Employers Casualty Company

Linda R. Smith
Preferred Employers Insurance Company

Joe W. Sykes
Key Risk Insurance Company

As a regional provider of workers' compensation services, Key Risk has an in-depth understanding of local legislative climates, applicable state statutes, and economic and marketplace dynamics. This, in combination with its full offering of underwriting, claims, and risk management capabilities, allows it to provide a properly designed program that fits most employers' needs while helping them effectively manage and mitigate their cost of claims.

In 2004, Key Risk Insurance Company saw continued growth in its healthcare division and its internet based product, Key2Comp, ending the year with gross written premiums of over $102 million, a 31% increase from 2003. In 2005, the focus on larger accounts and certain niche classes will continue, along with an emphasis on increased growth outside North Carolina. Key Risk Management Services will continue to provide services to self-insureds – both groups and individual, and will focus on services to hospitals, manufacturing, and governmental entities.

Preferred Employers Insurance Company, which began operations in 1998, specializes in workers' compensation coverage for small, owner-managed businesses in California. By focusing on the particular needs of small employers as a whole and by industry group, Preferred is able to tailor products to the needs of small business owners, maximizing their operating profits through loss prevention, pro-active claims management, and direct access to people and services.

Preferred's performance was strong in 2004, writing almost $200 million in gross written premiums, an increase of over 20% from 2003. These results were an outcome of sound market knowledge, a disciplined underwriting philosophy, and an ability to create exclusivity in its distribution system. In 2004, Preferred's localized knowledge allowed it to analyze and effectively implement the significant workers' compensation reforms recently enacted in California. It is anticipated that these changes will ultimately lead to a lower cost and a more sustainable workers' compensation product for its insurance clients, while still allowing for solid profit margins for the company. Preferred, for 2005, is positioning itself for continued growth in light of the more favorable environment.

2005 Outlook. In the coming year, we expect to see the continuation of solid operating performances from all of the Alternative Markets units, while further expanding the geographical capabilities of our insurance services operations.

Reinsurance Segment

In our Reinsurance operations, we have applied the same overall corporate strategy of writing as much good business as possible in a positive market environment, and exercising the discipline to refrain from growing when rates decrease. Through the successful execution of these strategies, W. R. Berkley's Reinsurance group enjoyed a year of financial strength in 2004.

GROSS WRITTEN PREMIUMS BY UNIT
(by percentage)


Signet Star Re 35%
Facultative ReSources 25%
Lloyd's 22%
Berkley Underwriting Partners 10%
B F Re 8%

SEGMENT DATA 2004 VERSUS 2003
(dollars in millions)

	2004	2003
Total assets	$ 3,922	$ 3,493
Total revenues	947	813
Pre-tax income	87	60
GAAP combined ratio	99%	99%
Return on equity	11%	10%

Segment Overview. W. R. Berkley Corporation provides other insurance companies and self-insureds with assistance in managing their net risk through reinsurance on either a portfolio basis, through treaty reinsurance, or on an individual basis, through facultative reinsurance. Reinsurance is a valuable tool for primary insurance companies that wish to increase capacity, reduce exposure to large individual losses or catastrophic events, access underwriting assistance on complex or unusual risks, or achieve growth or expansion into new lines of business. At the same time, it requires an extraordinary level of skill to turn the ceding company's challenge into an opportunity for the reinsurer so that both parties may benefit – the ceding company by reducing risk, and the reinsurer by earning a profit for assuming the risk. To that end, we have assembled an impressive team of highly experienced professionals well known to reinsurance intermediaries and ceding company personnel alike.

2004 was a year of transition for our Reinsurance segment. The acceleration of rates slowed down as the number of major reinsurers writing facultative stabilized. The year, despite more modest rate increases and growing competition for market share, was one of sound financial health for W. R. Berkley's Reinsurance operations, which closed 2004 with a 45% increase in pre-tax income. We believe that today's sound results are the direct outcome of the knowledge, experience, and discipline we have consistently applied over the years.

Operating Units. The Reinsurance segment offers both facultative and treaty reinsurance on a brokered basis, as well as facultative reinsurance on a direct basis. In addition, we write business under quota share agreements with two Lloyd's syndicates and participate in several specialty niches. The segment utilizes the risk-bearing capabilities of Berkley Insurance Company, which carries an A.M. Best Co. rating of "A (Excellent)" and a Standard & Poor's rating of "A+ (Superior)."

Facultative ReSources, Inc. has been a leading broker market facultative underwriter since 1985, providing property casualty reinsurance products highlighted by a level of service recognized as unmatched in the industry. Because facultative focuses on individual transactions in much the same way that the primary insurance company writes commercial insurance policies, it relies on the experience of its underwriters to determine premiums sufficient to pay for losses and expenses, while also allowing a return on capital commensurate with the actuarial uncertainty inherent in excess of loss reinsurance placements. In a highly complex and specialized field, Fac Re has set the industry standard for sophistication in underwriting and unsurpassed excellence in service. 2004 closed with pre-tax income of $60 million and a combined ratio of 85%, with a return on equity of 24%.

Signet Star Re, LLC is a specialty reinsurance underwriter of commercial casualty lines. While growth in 2004 was modest, profitability in its current underwriting years remains strong, and during the year several new specialty line clients were added to its portfolio. This reflects the strength and stability of Berkley Insurance Company, our risk-bearing entity for reinsurance, and Signet Star's demonstrated service with reinsurance claims. Signet Star Re has exceptional continuity and expertise in staffing, enabling it to gain a unique depth of understanding of the insurance business and the ceding company's operations. Working with its broker sources, Signet Star Re has notably increased the level of interface with its insurance clients, allowing it to be more successful in attracting business with the best profit potential.

Berkley Risk Solutions, Inc., which was formed by W. R. Berkley Corporation in late 2003, specializes in property casualty alternative risk transfer insurance and reinsurance transactions in the United States, London, Bermuda and other markets. Berkley Risk Solutions is able to combine industry and transaction experience with structuring flexibility and knowledge to provide a very broad range of products and services that satisfy client objectives, whether the client is an insured or reinsured. Underwriting guidelines are flexible, allowing it to entertain submissions on a wide variety of underlying lines of businesses, risk classes, industries, and geographic territories. In its start-up year of 2004, Berkley Risk Solutions put in place the foundations for an appropriate market presence.

Berkley Underwriting Partners, LLC provides admitted and non-admitted carrier support for commercial casualty program business written through select program administrators. It emphasizes small to medium-sized opportunities where the administrator has unique product expertise and BUP provides the centralized operating platform, offering management expertise, reinsurance support, and financial resources to fulfill common goals. This structure allows programs to thrive at levels which could not otherwise sustain the costs associated with being a standalone business entity. Its preferred program characteristics include programs of $10 million or greater with a focused market niche and closely held ownership. BUP concentrates on programs with a commercial casualty focus and minimal or incidental property exposure to







< left to right, top to bottom

Daniel L. Avery
B F Re Underwriters, LLC

Tom N. Kellogg
Signet Star Re, LLC

Craig N. Johnson
Signet Star Re, LLC

John S. Diem
Berkley Underwriting Partners, LLC

Jeffrey E. Vosburgh
Berkley Risk Solutions, Inc.

the overall program. In 2004, BUP added four new programs to its portfolio and continued to build and strengthen its organizational capabilities. The year closed with an increase of 45% in net premiums written to $42 million.

B F Re Underwriters, LLC is a casualty facultative reinsurance underwriter serving clients nationwide on a direct basis through a network of seven strategically located regional offices that provide product line support, technology applications, and underwriting and claims consultation. Reinsurance products include automatic, semi-automatic, and individual risk-assumed reinsurance based upon a company's reinsurance needs. 2004 was an excellent year for B F Re, with significant increases in activity, written premium volume and profitability. 2004 saw an increase of 38% in net premiums written to $77 million. With its direct marketing strategy and diverse staff with extensive experience in their local territories, B F Re has become well positioned since its start-up in 2002 to become a significant player in the facultative market.

Fidelity & Surety Managers, LLC is a professional and dedicated reinsurance underwriting facility for small to medium-sized primary surety writers that have delivered consistent profits to their companies and their reinsurers. The risk profiles presented by the large national sureties under current reinsurance terms and conditions were generally unattractive in 2004 and, in the current environment, Fidelity & Surety is comfortable remaining on the sidelines until market conditions change.

2005 Outlook. While the opportunities afforded in the near future may not be as plentiful as in the recent past, we feel that there are still ample possibilities to explore in the reinsurance marketplace in 2005 and beyond. With our high level of expertise, sound market knowledge, and continued discipline, we are confident that 2005 will be an extremely healthy year for our reinsurance operations.

International Segment

In the countries we enter, we are appreciated by our clients as a company that is in and of the regions we serve, and one that combines that local knowledge with the skills and expertise of a multinational enterprise. Success in the global marketplace requires a long-range view that encompasses not only the normal business volatility but the uncertainties of an unfamiliar economic environment.

GROSS WRITTEN PREMIUMS BY UNIT
(by percentage)



Argentina 93%
Asia 7%

SEGMENT DATA 2004 VERSUS 2003
(dollars in millions)

	2004	2003
Total assets	$ 196	$ 153
Total revenues	82	71
Pre-tax income	7	3
GAAP combined ratio	97%	97%
Return on equity	8%	11%

Segment Overview. Our international business is conducted through Berkley International, LLC, a joint venture with a subsidiary of The Northwestern Mutual Life Insurance Company. W. R. Berkley Corporation owns 65% of the venture and holds management responsibility. Our performance in the global marketplace is characterized by those same strategies that have shaped our success throughout the W. R. Berkley operation. In each of our international markets, we have effectively transplanted our philosophy of building a decentralized structure that allows our products and services to be tailored to the local environment. We have combined that organizational structure with our ability to gather talented, responsible local professionals who understand our entrepreneurial spirit while upholding a set of shared corporate values. In each area of the world where we do business, our strategy is to create a local company with a local character and flavor, and one that is internationally sound. This unique blend of ability and adaptability has earned us the appreciation of our agents, brokers and clients, and the respect of our competitors and local regulators. It is a competitive advantage that no one else in our markets is able to offer.

Operating Units. In Argentina, business is operated through Berkley International Argentina S.A., and its operating units, *Berkley International Seguros* and *Berkley International ART*. We offer a wide variety of property, liability, surety and workers' compensation insurance products and services in commercial and personal lines. Despite increased competition, our Argentine companies continued to secure a healthy book of business in 2004, with an increase of 14% in written premiums and a sound combined ratio of 91%. Consolidated pre-tax income was up 65% for all lines. In 2005, we are looking to leverage our strong





< left to right

Eduardo I. Llobet
Berkley International
Seguros S.A.

Alan M. Rafe
Berkley International
Philippines, Inc.

market position, management structure, and financial resources to take advantage of some of the unique expansion opportunities that exist in the Argentine market. We are currently considering other markets as well in Latin America where our business model would operate successfully, such as Chile, Uruguay, Brazil, and Mexico.

We entered the Asian/Pacific market via the Philippines in 1997 with a product and business model that were unique for that market and for W. R. Berkley Corporation. Direct marketing of a financial product was new to that particular market and culture; and, we were offering a savings product for the first time in our history – an endowment policy to pre-fund educational expenses and retirement income. Within three years, we became one of the major providers of educational products in that marketplace, due to the effectiveness of our direct distribution approach. Today, we are recognized as one of the top leaders in that market, and, one of the most financially sound. Our penetration of the Philippine market is an example of how we do business – by successfully adapting to local needs, cultures and practices, and by providing high-quality products and services through local distribution channels. In 2004, we invested time and resources in improving the quality of services and upgrading processes in our Philippine operation. With a solid operational foundation in place, we are focusing on new growth opportunities and on strengthening our position as a top educational plan seller with an enhanced management team in 2005.

2005 Outlook. The challenges that lie ahead in 2005 are those that we face in every part of our enterprise – continuing to identify the right people in the right environments to pursue the right opportunities. We anticipate devoting even more energy in this regard to allow expansion of our property casualty business presence in the Latin American market. We are looking to develop opportunities for replicating the distribution model of our Philippine operation in selected places in both Central and South America.

2004 FINANCIAL DATA

W. R. Berkley Corporation


Perfect L

Financial Data

Financial Data

(amounts in thousands, except per share data)

Years ended December 31,	2004	2003	2002	2001	2000
Net premiums written	$ 4,266,361	$ 3,670,515	$ 2,710,490	$ 1,858,096	$ 1,506,244
Net premiums earned	4,061,092	3,234,610	2,252,527	1,680,469	1,491,014
Net investment income	291,295	210,056	187,875	195,021	210,448
Service fees	109,344	101,715	86,095	75,771	68,049
Realized investment and					
foreign currency gains (losses)	48,268	81,692	37,070	(11,494)	8,364
Total revenues	4,512,235	3,630,108	2,566,084	1,941,797	1,781,287
Interest expense	66,423	54,733	45,475	45,719	47,596
Income (loss) before income taxes	638,513	489,304	259,433	(151,394)	40,851
Income tax (expense) benefit	(196,235)	(150,626)	(84,139)	56,661	(2,451)
Minority interest	(3,446)	(1,458)	(249)	3,187	(2,162)
Income (loss) before change in accounting	438,832	337,220	175,045	(91,546)	36,238
Cumulative effect of change in accounting	(727)	—	—	—	—
Net income (loss)	438,105	337,220	175,045	(91,546)	36,238
Data per common share:					
Income (loss) per basic share	5.22	4.06	2.29	(1.39)	.63
Income (loss) per diluted share	4.97	3.87	2.21	(1.39)	.62
Stockholders' equity	25.03	20.14	16.12	12.45	11.79
Cash dividends declared	.28	.28	.24	.24	.24
Weighted average shares outstanding:					
Basic	83,961	83,124	76,328	65,562	57,672
Diluted	88,181	87,063	79,385	68,750	58,481
Investments [(1)]	$ 8,341,944	$ 6,480,713	$ 4,663,100	$ 3,607,586	$ 3,112,540
Total assets	11,451,033	9,334,685	7,031,323	5,633,509	5,022,070
Reserves for losses and loss expenses	5,449,611	4,192,091	3,167,925	2,763,850	2,475,805
Junior subordinated debentures	208,286	193,336	198,251	198,210	198,169
Senior notes and other debt	808,264	659,208	362,985	370,554	370,158
Stockholders' equity	2,109,702	1,682,562	1,335,199	931,595	680,896

[(1)] Including cash and cash equivalents, trading account receivable from brokers and clearing organizations, trading account securities sold but not yet purchased and unsettled purchases.

Past Prices of Common Stock

	Price Range:	High	Low	Common Dividends Paid Per Share
2004	Fourth Quarter	$ 47.40	$ 38.90	$ .07
	Third Quarter	44.15	38.90	.07
	Second Quarter	43.80	38.25	.07
	First Quarter	42.89	34.95	.07
2003	Fourth Quarter	$ 36.93	$ 31.55	$ .07
	Third Quarter	36.01	31.27	.07
	Second Quarter	35.73	27.83	.07
	First Quarter	28.80	24.39	.07

Overview. W. R. Berkley Corporation is an insurance holding company that provides, through its subsidiaries, commercial property casualty insurance products and services. The Company's principal focus is casualty business. The Company's primary sources of revenues and earnings are insurance and investments.

The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time a property casualty insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of policyholders' surplus employed in the industry, and the industry's willingness to deploy that capital.

An insurer's profitability is also affected by its investment income. The Company's invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed income securities. The return on fixed income securities is affected primarily by general interest rates and the credit quality and duration of the securities. The Company also invests in equity securities, including equity securities related to merger arbitrage and convertible arbitrage strategies. Investment returns are impacted by government policies and overall economic activity.

Critical Accounting Estimates. The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses and assumed premiums. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

Reserves for Losses and Loss Expenses. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not yet reported to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in addition to the economic value of losses. These factors include historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company's control. These variables are affected by internal and external events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage and legislative changes, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot assure that its current reserves will prove adequate in light of subsequent events.

Loss reserves included in the Company's financial statements represents management's best estimates and are based upon an actuarially derived point estimate. The Company uses a variety of actuarial techniques and methods to derive the actuarial point estimate. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. Otherwise, the actuarial point estimate is based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each operating unit.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits, and changes in deductibles and attachment points.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is written, before any actual claims experience has emerged. The expectation is a significant determinant of ultimate losses and reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate increases, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred.

While management has used its best judgment in establishing its estimate of required reserves, different assumptions and variables could lead to significantly different reserve estimates. Two key measures of loss activity are loss frequency, which is a measure of the number of claims per unit of insured exposure, and loss severity, which is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate reserves will be different than management's estimate. For example, if loss frequency and severity for a given year are each 1% higher than expected for all lines of business, ultimate loss costs for that year would be 2.01% higher than expected. The effect of higher and lower levels of loss frequency and severity levels on our ultimate costs for claims occurring in 2004 would be as follows (dollars in thousands):

Change in both loss frequency and severity for all lines of business	Ultimate costs of claims occurring in 2004	Change in cost of claims occurring in 2004
3% higher	2,373,085	136,225
2% higher	2,327,229	90,369
1% higher	2,281,821	44,961
Base scenario	2,236,860	—
1% lower	2,191,899	(44,961)
2% lower	2,146,491	(90,369)
3% lower	2,100,635	(136,225)

Our reserves for losses and loss expenses of $4.7 billion as of December 31, 2004 relate to multiple accident years. Therefore, a change in frequency or severity for more than one accident year would be higher or lower than the amounts reflected on the previous page.

Approximately $1.4 billion, or 29%, of the Company's net loss reserves relate to assumed reinsurance business. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company's estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.

Information received from ceding companies is used to set initial expected loss ratios, to establish case reserves and to estimate reserves for incurred but not reported losses. This information, which is generally provided through reinsurance intermediaries, is gathered through the underwriting process and from periodic claim reports and other correspondence with ceding companies. The Company performs underwriting and claim audits of selected ceding companies to determine the accuracy and completeness of information provided to the Company. The information received from the ceding companies is supplemented by the Company's own loss development experience with similar lines of business as well as industry loss trends and loss development benchmarks.

Following is a summary of the Company's reserves for losses and loss expenses by business segment as of December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Specialty	$ 1,637,204	$ 1,141,538
Regional	760,440	623,199
Alternative Markets	944,546	668,041
Reinsurance	1,350,531	1,045,782
International	30,121	26,735
Net reserves for losses and loss expenses	4,722,842	3,505,295
Ceded reserves for losses and loss expenses	726,769	686,796
Gross reserves for losses and loss expenses	$ 5,449,611	$ 4,192,091

Following is a summary of the Company's net reserves for losses and loss expenses by major line of business as of December 31, 2004 and 2003 (dollars in thousands):

	Reported Case Reserves	Incurred but not Reported	Total
December 31, 2004			
General liability	$ 538,042	$ 1,025,677	$ 1,563,719
Workers' compensation	556,250	605,906	1,162,156
Automobile	231,435	144,009	375,444
Other	112,481	158,511	270,992
Total primary	1,438,208	1,934,103	3,372,311
Reinsurance	574,752	775,779	1,350,531
Total	$ 2,012,960	$ 2,709,882	$ 4,722,842
December 31, 2003			
General liability	$ 395,603	$ 678,427	$ 1,074,030
Workers' compensation	488,280	374,620	862,900
Automobile	181,419	124,772	306,191
Other	100,941	115,451	216,392
Total primary	1,166,243	1,293,270	2,459,513
Reinsurance	475,561	570,221	1,045,782
Total	$ 1,641,804	$ 1,863,491	$ 3,505,295

For the year ended December 31, 2004, the Company reported losses and loss expenses of $2.6 billion of which $295 million represented an increase in estimates for claims occurring in prior years. The increases in estimates for claims occurring in prior years were $186 million for primary business ($95 million for specialty, $51 million for alternative markets, $36 million for regional and $4 million for international) and $109 million for assumed reinsurance. The estimate for claims occurring in accident years prior to accident year 2003 increased by $330 million and the estimate for claims occurring in accident year 2003 decreased by $35 million.

Case reserves for primary business increased 23% to $1.4 billion as a result of a 0.5% decrease in the number of outstanding claims and a 24% increase in the average case reserve per claim. Reserves for incurred but not reported losses for primary business increased 50% to $1.9 billion at December 31, 2004 from $1.3 billion at December 31, 2003. The increase in prior year reserves for direct business of $186 million was primarily related to the general liability and workers' compensation lines of business, which increased $124 million and $58 million, respectively. The increases in prior year reserves reflects upward adjustments in prior year loss ratios to recognize that claim costs for certain classes of business are emerging over a longer period of time and at a higher level than expected. The increases also reflect higher than expected legal expenses for certain classes of business as well as higher than expected medical costs, including prescription drugs and rehabilitation expenses, for workers compensation claims.

Case reserves for reinsurance business increased 21% to $575 million at December 31, 2004 from $476 million at December 31, 2003. Reserves for incurred but not reported losses for reinsurance business increased 36% to $776 million at December 31, 2004 from $570 million at December 31, 2003. The increase in prior year reserves for reinsurance business was primarily a result of higher than expected claims reported by ceding companies. The Company sets its initial loss estimates based principally upon information obtained during the underwriting process and adjusts these estimates as additional information becomes available. As certain reinsurance contracts have matured, the Company has adjusted its estimates of ultimate losses to reflect a higher level of known losses as well as a pattern of delayed loss reporting by some ceding companies. Most of the increase in prior year reserves for reinsurance relates to business written from 1998 through 2001.

Assumed Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $159 million at December 31, 2004. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company's also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management's best estimate of the ultimate premiums to be received under its assumed reinsurance agreements.

Business Segment Results. Following is a summary of net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2004, 2003 and 2002. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

(Dollars in thousands)		2004	2003	2002
Specialty	Gross premiums written	$ 1,675,320	$ 1,428,218	$ 1,027,676
	Net premiums written	1,581,180	1,295,570	939,929
	Premiums earned	1,466,840	1,117,781	772,696
	Loss ratio	62.0%	63.3%	63.7%
	Expense ratio	25.2%	24.9%	25.7%
	Combined ratio	87.2%	88.2%	89.4%
Regional	Gross premiums written	$ 1,295,659	$ 1,154,772	$ 955,150
	Net premiums written	1,128,800	963,988	776,577
	Premiums earned	1,068,552	880,597	705,385
	Loss ratio	55.7%	56.3%	59.1%
	Expense ratio	31.2%	31.2%	32.4%
	Combined ratio	86.9%	87.5%	91.5%
Alternative Markets	Gross premiums written	$ 707,878	$ 557,038	$ 348,954
	Net premiums written	616,282	482,389	305,357
	Premiums earned	583,693	410,926	235,558
	Loss ratio	70.5%	68.6%	66.7%
	Expense ratio	21.5%	24.6%	29.6%
	Combined ratio	92.0%	93.2%	96.3%
Reinsurance	Gross premiums written	$ 963,135	$ 1,031,155	$ 769,827
	Net premiums written	865,559	861,457	601,969
	Premiums earned	870,827	760,558	398,287
	Loss ratio	69.4%	69.6%	75.0%
	Expense ratio	29.3%	29.5%	31.7%
	Combined ratio	98.7%	99.1%	106.7%
International	Gross premiums written	$ 82,136	$ 72,232	$ 87,265
	Net premiums written	74,540	67,111	79,313
	Premiums earned	71,180	64,748	89,284
	Loss ratio	55.2%	54.4%	54.2%
	Expense ratio	42.0%	42.3%	51.3%
	Combined ratio	97.2%	96.7%	105.5%
Discontinued	Gross premiums written	$ —	$ —	$ 19,355
	Net premiums written	—	—	7,345
	Premiums earned	—	—	51,317
Consolidated	Gross premiums written	$ 4,724,128	$ 4,243,415	$ 3,208,227
	Net premiums written	4,266,361	3,670,515	2,710,490
	Premiums earned	4,061,092	3,234,610	2,252,527
	Loss ratio	63.0%	63.4%	65.0%
	Expense ratio	27.4%	28.0%	30.4%
	Combined ratio	90.4%	91.4%	95.4%

Results of Operations For the Years Ended December 31, 2004 and 2003.

The following table presents the Company's net income and net income per share for the years ended December 31, 2004 and 2003 (amounts in thousands, except per share data).

	2004	2003
Net income	$ 438,105	$ 337,220
Weighted average diluted shares	88,181	87,063
Net income per diluted share	$ 4.97	$ 3.87

The increase in net income in 2004 compared with 2003 reflects higher profits from underwriting activity and investment income. The improvement in underwriting results is attributable to a 26% increase in earned premiums, a 0.4 percentage point decrease in the loss ratio (losses and loss expenses incurred expressed as percentage of earned premiums) and a 0.6 percentage point decrease in the expense ratio (underwriting expenses expressed as a percentage of premiums earned). The increase in investment income is the result of a 35% increase in average invested assets arising primarily from cash flow provided by operating and financing activity.

Gross Premiums Written. Gross premiums written were $4.7 billion in 2004, up 11% from 2003. The increase in gross premiums written in 2004 was a result of higher prices as well as new business. Although prices generally increased during 2004, the Company is experiencing an increased level of price competition. A summary of gross premiums written in 2004 compared with 2003 by business segment follows:

> Specialty gross premiums increased by 17% to $1.7 billion in 2004 from $1.4 billion in 2003 due to higher prices and new business. The number of policies issued in 2004 increased 1%, and the average premium per policy increased by 16%. The estimated price increase for renewal policies, adjusted for changes in coverage, was 5% in 2004. The increases in specialty gross premiums by major business line were 15% for premises operations, 23% for professional liability, 21% for automobile and 45% for products liability. The increase in products liability included approximately $52 million related to a renewal rights transaction completed in July 2004. Specialty property lines gross premiums decreased by 2%.

> Regional gross premiums increased by 12% to $1.3 billion in 2004 from $1.2 billion in 2003. The increase generally reflects higher prices and new business. The number of policies issued in 2004 increased 2%, and the average premium per policy increased by 12%. The estimated price increase for renewal policies, adjusted for changes in coverage, was 4% in 2004. The increases in regional gross premiums by major business line were 12% for commercial multiple peril, 13% for automobile and 10% for workers' compensation. Gross premiums from assigned risk plans decreased by 5%.

> Alternative markets gross premiums increased by 27% to $708 million in 2004 from $557 million in 2003 due to higher prices and new business. The number of policies issued in 2004 increased 9%, and the average premium per policy increased by 12%. The estimated price increase for renewal policies, adjusted for changes in coverage, was 14% in 2004. The increases in alternative markets gross premiums by major business line were 22% for excess workers' compensation, 9% for primary workers' compensation and 109% for assigned risk plans. Assigned risk premiums are written on behalf of assigned risk plans managed by the Company and are 100% reinsured by the respective state-sponsored assigned risk pools.

> Reinsurance gross premiums decreased by 7% to $963 million in 2004 from $1,031 million in 2003. Reinsurance written through Lloyd's decreased 14% to $212 million due to a planned reduction in that business which the Company expects to continue in 2005. Reinsurance written in the U.S. decreased 4% to $751 million. The decrease in business written in the U.S. includes a decline of $59 million as a result of the discontinuance of a facultative reinsurance relationship with a particular ceding company. Gross premiums written from this ceding company of $61 million in 2004 will not be renewed in 2005.

> International gross premiums increased by 14% to $82 million in 2004 from $72 million in 2003.

Net Premiums Written. Net premiums written were $4.3 billion in 2004, up 16% from 2003. Net premiums grew more than gross premiums due to a reduction in the portion of gross premiums ceded to reinsurers. The decrease in premiums ceded to reinsurers was a result of the termination of an aggregate reinsurance agreement on December 31, 2003 and to the planned reduction in reinsurance purchases. Premiums ceded under the aggregate reinsurance agreement were $153 million in 2003.

Net Premiums Earned. Net premiums earned increased 26% to $4.1 billion from $3.2 billion in 2003. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2004 are related to premiums written during both 2003 and 2004. The 26% growth rate for 2004 earned premiums reflects the underlying growth in net premiums written of 35% in 2003 and 16% in 2004.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2004 and 2003 (dollars in thousands):

	Amount		Average Yield	
	2004	2003	2004	2003
Fixed maturity securities, including cash	$ 242,270	$ 209,479	3.9%	4.5%
Arbitrage trading account	13,743	8,110	3.7%	2.7%
Other equity securities and investments in affiliates	37,911	25,931	7.0%	7.1%
Other	(58)	827		
Gross investment income	293,866	244,347	4.1%	4.6%
Interest on funds held under reinsurance treaties and investment expenses	(2,571)	(34,291)		
Total	$ 291,295	$ 210,056		

Net investment income increased 39% to $291 million in 2004 from $210 million in 2003. Average invested assets (including cash and cash equivalents) increased 35% to $7.2 billion in 2004 compared with $5.3 billion in 2003. The increase was a result of cash flow from operations and the proceeds from senior notes issued during 2004 and 2003. The average annualized gross yield on investments was 4.1% in 2004 compared with 4.6% in 2003. The lower yield on fixed maturity securities 2004 reflects the decrease in general interest rate levels, an increase in the portion of the portfolio invested in tax-exempt securities and a planned reduction in the portfolio duration. Interest on funds held under reinsurance treaties decreased by $32 million due to the termination of an aggregate reinsurance agreement on December 31, 2003.

Realized Investment and Foreign Currency Gains. Realized investment and foreign currency gains result from sales of securities and from provisions for other than temporary impairment in securities. Realized investment and foreign currency gains of $48 million in 2004 and $82 million in 2003 resulted primarily from the sale of fixed income securities in order to decrease the duration of the portfolio and to increase the portion of the portfolio invested in municipal securities. Charges for the permanent impairment of investments were $2.8 million and $0.4 million in 2004 and 2003, respectively.

Service Fees. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverages. Service fees increased 8% in 2004 compared with 2003 primarily as a result of an increase in service fees for managing assigned risk plans in twelve states.

Losses and Loss Expenses. Losses and loss expenses increased 25% to $2.6 billion in 2004 from $2.1 billion in 2003 primarily as a result of the increased premium volume. The consolidated loss ratio decreased to 63.0% in 2004 from 63.4% in 2003 primarily as a result of the impact of increased pricing as well as improved terms and conditions. The underwriting improvements were partially offset by an increase in weather-related losses ($60 million in 2004 compared with $38 million in 2003) and by an increase in additions to prior year loss reserves ($295 million in 2004 compared with $245 million in 2003). Weather-related losses in 2004 included losses of approximately $34 million from four hurricanes during the third quarter. A summary of loss ratios in 2004 compared with 2003 by business segment follows:

> Specialty's loss ratio was 62.0% in 2004 compared with 63.3% in 2003 principally due to increased pricing levels, lower reinsurance costs and a decrease of $7 million in additions to prior year reserves.

> The regional loss ratio decreased to 55.7% in 2004 from 56.3% in 2003 primarily as a result of increased pricing levels, lower reinsurance costs and lower weather-related losses ($28 million in 2004 compared with $38 million in 2003).

> Alternative market's loss ratio was 70.5% in 2004 compared with 68.6% in 2003. The higher loss ratio in 2004 reflects an increase of $28 million in additions to prior year reserves and an increase of $10 million in loss reserve discount amortization.

> The reinsurance loss ratio was 69.4% in 2004 compared with 69.6% in 2003. The decrease reflects increased pricing levels for both treaty and facultative risks, partially offset by hurricane losses of $27 million and by a $31 million increase in additions to prior year reserves.

> The international loss ratio was 55.2% in 2004 compared with 54.4% in 2003.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Underwriting expenses	$ 1,114,750	$ 905,349
Service company expenses	84,404	82,821
Other costs and expenses	48,835	47,724
Total	$ 1,247,989	$ 1,035,894

Underwriting expenses increased 23% in 2004 compared with 2003 primarily as a result of higher premium volume. Underwriting expenses are primarily comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. Commissions and assessments generally increased at rates commensurate with the increase in premiums, while internal underwriting costs generally increased at rates lower than the increase in earned premiums. As a result, the consolidated expense ratio decreased to 27.4% in 2004 from 28.0% in 2003.

Service company expenses, which represent the costs associated with the alternative market's fee-based business, increased 2% to $84 million. Other costs and expenses, which represent primarily general and administrative expenses for the parent company, increased 2% to $49 million.

Interest Expense. Interest expense increased 21% to $66 million as a result of the issuance of $200 million of 5.875% senior notes in February 2003, $150 million of 5.125% senior notes in September 2003 and $150 million of 6.15% senior notes in August 2004.

Income Taxes. The effective income tax rate was 31% in 2004 and 2003. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

Results of Operations For the Years Ended December 31, 2003 and 2002.

The following table presents the Company's net income and net income per share for the years ended December 31, 2003 and 2002 (amounts in thousands, except per share data).

	2003	2002
Net income	$ 337,220	$ 175,045
Weighted average diluted shares	87,063	79,385
Net income per diluted share	$ 3.87	$ 2.21

The increase in net income in 2003 compared with 2002 reflects higher profits from underwriting activity as well as higher investment income and realized investment gains. The improvement in underwriting results reflects higher insurance prices, improved terms and conditions and growth in more profitable lines of business. The underwriting improvements were partially offset by additions to prior year loss reserves of $245 million in 2003 compared with additions to prior year loss reserves of $156 million in 2002.

Gross Premiums Written. Gross premiums written were $4.2 billion in 2003, up 32% from 2002. The increase in gross premiums written in 2003 was a result of higher prices as well as new business. A summary of gross premiums written in 2003 compared with 2002 by business segment follows:

> Specialty premiums increased 39% to $1.4 billion in 2003 compared with $1.0 billion in 2002 due to higher prices and new business. The increase in premiums included a 37% increase for the Company's three excess and surplus lines companies, a 17% increase for commercial transportation business and a 23% increase for Monitor Liability Managers, Inc., which specializes in directors and officers and lawyers professional liability business. Gross premiums written in 2003 also include $49 million from the Company's medical excess underwriting unit, Berkley Medical Excess Underwriters, LLC, and $49 million from the Company's London-based unit, W. R. Berkley Insurance (Europe), Limited.

> Regional premiums increased by 21% to $1.2 billion in 2003 compared with $955 million in 2002. The increase generally reflects higher prices across all four regional units.

> Alternative markets premiums increased by 60% to $557 million in 2003 compared with $349 million in 2002. The increase included a 32% increase in excess workers' compensation business, a 90% increase in primary workers' compensation in California and a 34% increase in primary workers' compensation in other states. The increases generally reflect higher prices as well as new business.

> Reinsurance premiums increased by 34% to $1,031 million in 2003 compared with $770 million in 2002. Gross premiums written increased 86% to $347 million for facultative reinsurance, 15% to $246 million for reinsurance of certain Lloyd's syndicates, and 19% to $438 million for other treaty business. The increase in facultative gross premiums written in 2003 includes $59 million from the Company's direct facultative underwriting unit, B F Re Underwriters, LLC.

> International premiums decreased by 17% to $72 million in 2003 compared with $87 million in 2002. The decrease was a result of a lower exchange rate for the Argentine peso and of lower life insurance premiums.

Net Premiums Written. Net premiums written were $3.7 billion in 2003, up 35% from 2002. Net premiums grew more than gross premiums due to a reduction in the portion of gross premiums ceded to reinsurers.

Net Premiums Earned. Insurance premiums are earned ratably over the term of the policy. Net premiums earned increased 44% in 2003 compared with 2002 as a result of substantial growth in premiums written in 2003 and 2002.

Net Investment Income. Net investment income increased 12% in 2003 compared with 2002. Average invested assets increased 37% compared with 2002 as a result of cash flow from operations and proceeds from a secondary stock offering in November 2002 and two senior note offerings in 2003. The average yield on investments was 4.6% in 2003 compared with 5.4% in 2002. The lower yield in 2003 reflects the decrease in general interest rate levels as well as an increase in the portion of the portfolio invested in cash equivalents and tax-exempt securities.

Realized Investment and Foreign Currency Gains. Realized investment and foreign currency gains of $82 million in 2003 resulted primarily from the sale of fixed income securities in order to decrease the duration of the portfolio and to increase the portion of the portfolio invested in municipal securities. Realized investment and foreign currency gains of $37 million in 2002 included realized gains of $34 million from the sale of securities, realized gains of $22 million as a result of foreign currency transactions related to our operations in Argentina and realized losses of $19 million as a result of permanent impairments, including $10 million related to the impairment of investments in Argentine sovereign bonds.

Service Fees. The alternative markets segment offers fee-based services to help clients develop and administer self-insurance programs, primarily for workers compensation coverages. Service fees increased 18% in 2003 compared with 2002 primarily as a result of an increase in service fees for managing assigned risk plans in ten states.

Losses and Loss Expenses. Losses and loss expenses increased 40% in 2003 compared with 2002 as a result of the increased premium volume. The consolidated loss ratio decreased to 91.4% in 2003 from 95.4% in 2002 primarily as a result of higher prices and improved terms and conditions. A summary of loss ratios in 2003 compared with 2002 by business segment follows:

> Specialty's loss ratio was 63.3% in 2003 compared with 63.7% in 2002 as higher prices, more favorable terms and conditions and lower reinsurance costs were offset by an increase in prior year reserves, including the cost of the disposition of a reinsurance arbitration.

> The regional loss ratio decreased to 56.3% in 2003 from 59.1% in 2002 primarily as a result of higher prices in 2002 and 2003. Weather-related losses for the regional segment were $37.9 million in 2003 compared with $29.2 million in 2002.

> Alternative market's loss ratio was 68.6% in 2003 compared with 66.7% in 2002. The Company discounts its liabilities for excess workers' compensation business because of the long period of time over which losses are paid. The increase in the loss ratio in 2003 reflects a lower discount rate for current year business and an increase in prior year reserves.

> The reinsurance loss ratio was 69.6% in 2003 compared with 75.0% in 2002. The decrease reflects the improved results for the current accident year as a result of higher prices for both treaty and facultative risks, which was partially offset by the impact of adverse reserve development on prior years. The 2003 and 2002 underwriting results also reflect loss recoveries under the Company's aggregate reinsurance agreement, which the Company terminated as of December 31, 2003.

> The international loss ratio was 54.4% in 2003, nearly unchanged from 54.2% in 2002.

> The discontinued segment consists of regional personal lines and alternative markets assumed reinsurance, both of which were discontinued in the fourth quarter of 2001. In 2002, the loss ratio was 98.7%, which represented the run-off of the remaining unearned premiums. There were no losses reported in 2003.

Other Operating Costs and Expenses.

Following is a summary of other operating costs and expenses for the years ended December 31, 2003 and 2002 (dollars in thousands):

	2003	2002
Underwriting expenses	$ 905,349	$ 684,583
Service company expenses	82,821	69,715
Other costs and expenses	47,724	42,907
Total	$ 1,035,894	$ 797,205

Underwriting expenses increased 32% in 2003 compared with 2002 as a result of higher premium volume. The consolidated expense ratio decreased to 28.0% in 2003 from 30.4% in 2002. The decrease is due to a 43.6% increase in earned premiums with no significant increase in underwriting expenses other than commissions and premium taxes.

Service company expenses represent the costs associated with the alternative market's fee-based business. The increase in service expenses of 19% compared with 2002 was commensurate with the increase in service fee revenues of 18%.

Other costs and expenses represent primarily general and administrative expenses for the parent company. Other costs and expenses increased 11% to $48 million due to higher compensation costs and to start-up costs for new business ventures.

Interest Expense.

Interest expense increased 20% to $55 million as a result of the issuance of $200 million of 5.875% senior notes in February 2003 and $150 million of 5.125% senior notes in September 2003.

Income Taxes.

The effective income tax rate was 31% in 2003 and 32% in 2002. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income. The decrease in the effective rate in 2003 compared with 2002 reflects a higher level of tax-exempt securities.

Investments.

As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, is believed adequate to meet foreseeable payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The carrying value of the Company's investment portfolio and investment-related assets as of December 31, 2004 and 2003 were as follows (dollars in thousands):

	2004	2003
Fixed maturity securities	$ 6,369,421	$ 4,293,302
Equity securities available for sale	413,263	316,629
Equity securities trading account	280,340	331,967
Investments in affiliates	240,865	126,772
Total investments	7,303,889	5,068,670
Cash and cash equivalents	932,079	1,431,466
Trading account receivable from brokers and clearing organization	186,479	102,257
Trading account securities sold but not yet purchased	(70,667)	(119,100)
Unsettled purchases	(9,836)	(2,580)
Total	$ 8,341,944	$ 6,480,713

Fixed Maturities. The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, active management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2004 (as compared to December 31, 2003), the fixed maturities portfolio mix was as follows: U.S. Government securities were 15% (14% in 2003); state and municipal securities were 54% (46% in 2003); corporate securities were 10% (14% in 2003); mortgage-backed securities were 18% (21% in 2003); and foreign bonds were 3% in 2004 (5% in 2003).

The Company's philosophy related to holding or selling fixed maturity securities is based on an objective of maximizing total return. The key factors that management considers in its decisions as to whether to hold or sell fixed maturity securities are its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the market value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods. During 2004 and 2003, management's decisions to sell fixed maturity securities were based primarily on its belief that interest rates were likely to rise and to a lesser extent on its expectations regarding credit spreads and currency values.

Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in common and preferred stocks of publicly traded banks, utilities and real estate investment trusts.

Equity Securities Trading Account. The trading account is comprised of direct investments in arbitrage securities and investments in arbitrage-related limited partnerships that specialize in merger arbitrage and convertible arbitrage strategies. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities. The Company increased its investment in merger arbitrage securities by $73 million during 2004.

Investments in Affiliates. At December 31, 2004 (as compared to December 31, 2003), investments in affiliates were as follows: equity in Kiln plc was $51 million ($40 million in 2003); real estate partnerships were $112 million ($58 million in 2003); structured finance partnerships were $61 million ($18 million in 2003); and other investments were $17 million ($11 million in 2003).

Securities in an Unrealized Loss Position. The following table summarizes, for all securities in an unrealized loss position at December 31, 2004 and 2003, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	2004			2003	
	Number of securities	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
Fixed maturities:					
0 – 6 months	175	$ 1,005,675	$ 4,932	$ 578,934	$ 4,541
7 – 12 months	164	798,721	9,190	21,124	437
Over 12 months	100	189,239	4,245	14,137	603
Total	439	$ 1,993,635	$ 18,367	$ 614,195	$ 5,581
Equities securities available for sale:					
0 – 6 months	4	$ 1,448	$ 82	$ 3,215	$ 88
7 – 12 months	2	26,319	667	9,345	401
Over 12 months	4	1,746	12	13,971	664
Total	10	$ 29,513	$ 761	$ 26,531	$ 1,153

At December 31, 2004, gross unrealized gains were $209 million, or 2.7% of total investments, and gross unrealized losses were $19 million, or 0.2% of total investments. There were 270 securities, with an aggregate fair value of $1.016 billion and an aggregate unrealized loss of $14.1 million, that have been continuously in an unrealized loss position for more than six months. The decline in market value for these securities is primarily due to an increase in market interest rates. Management regularly reviews its investment portfolio to determine whether a decline in value as a result of deterioration in the financial position or future prospects of the issuer is considered to be other than temporary. A decline in value is considered to be other than temporary where there has been a sustained reduction in market value and there are no mitigating circumstances. If a decline in value is considered other than temporary, the Company reduces the carrying value of the security and reports a realized loss on the statement of income. Charges for permanent impairment of investments were $2.8 million and $0.4 million in 2004 and 2003, respectively.

Market Risk. The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in prices and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company's international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. In response to declining interest rates, the Company shortened the duration of the fixed income portfolio from 4.8 years at December 31, 2002 to 4.1 years at December 31, 2003 and to 3.2 years at December 31, 2004. The principal market risk for the Company's fixed maturity securities is interest rate risk.

The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2004:

	Market Yield	Effective Duration	Fair Value (000s)
Cash and cash equivalents	2.3%	.03	$ 932,079
U. S. Government securities	2.7%	2.83	949,746
State and municipal	3.1%	4.89	3,419,438
Corporate	2.9%	2.30	763,141
Foreign	6.0%	3.48	181,663
Mortgage-backed securities	4.2%	1.44	1,073,083
Total	3.2%	3.19	$ 7,319,150

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2004 would be as follows:

Change in interest rates	Estimated Fair Value of Financial Instruments (000s)	Estimated Change in Fair Value (000s)
300 basis point rise	$ 6,363,838	$ (775,312)
200 basis point rise	6,622,276	(516,874)
100 basis point rise	6,880,713	(258,437)
Base scenario	7,139,150	—
100 basis point decline	7,385,451	246,301
200 basis point decline	7,631,751	492,601
300 basis point decline	7,878,052	738,902

Arbitrage investing differs from other types of investments in that its focus is on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the risk of completion of announced deals, which are subject to regulatory as well as transactional and other risks.

Liquidity and Capital Resources.

Cash Flow. Cash flow provided from operating activities was $1.6 billion in 2004, $1.4 billion in 2003 and $1.0 billion in 2002. The increase in operating cash flow in 2004 was primarily due to a higher level of cash flow from underwriting activities (premium collections less paid losses and underwriting expenses). Cash flow provided by operating activities in 2004 is net of $73 million transferred to the arbitrage trading account.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2005, the maximum amount of dividends which can be paid without regulatory approval is approximately $270 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company's subsidiaries are highly liquid, receiving substantial cash from premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal outflows of cash are payments of claims, taxes, operating expenses and dividends. As of December 31, 2004, the insurance subsidiaries' undiscounted reserves for loss and loss expenses were $6.0 billion. The Company estimates that approximately $1.5 billion of those reserves will be paid in 2005 and that approximately $4.3 billion will be paid from 2005 through 2009. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. In addition, the insurance subsidiaries have cash and investments of $8.2 billion as of December 31, 2004 that are available to pay claims and other obligations as they become due. The investment portfolio is highly liquid, with approximately 87% invested in marketable fixed income securities with an average duration of 3.2 years.

Financing Activity. In August 2004, the Company issued $150 million aggregate principal amount of 6.15% senior notes due August 2019. In 2003, the Company issued $200 million aggregate principal amount of 5.875% senior notes due February 2013, $150 million aggregate principal amount of 5.125% senior notes due September 2010 and $12 million aggregate principal amount of 7.65% notes due June 2023. During 2003, the Company repaid $36 million of 6.5% senior subordinated notes and $25 million of 6.71% senior notes upon their respective maturities.

At December 31, 2004, the Company's had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,016 million and a face amount of $1,027 million. The maturities of the outstanding debt are $40 million in 2005, $100 million in 2006, $89 million in 2008, $150 million in 2010, $200 million in 2013, $150 million in 2019, $76 million in 2022, $12 million in 2023 and $210 million in 2045.

At December 31, 2004, stockholders' equity was $2,110 million and total capitalization (stockholders' equity, senior notes and other debt and junior subordinated debentures) was $3,126 million. The percentage of the Company's capital attributable to senior notes and other debt and junior subordinated debentures was 33% at December 31, 2004, compared with 34% at December 31, 2003.

Federal and Foreign Income Taxes. The Company files a consolidated income tax return in the U. S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2004, the Company had a deferred tax asset, net of valuation allowance, of $333 million (which primarily relates to loss and loss expense reserves and unearned premium reserves) and a deferred tax liability of $242 million (which primarily relates to deferred policy acquisition costs, unrealized investment gains and intangible assets). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

Reinsurance.

The Company follows customary industry practice of reinsuring a portion of its exposures, paying reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect it against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial and financially sound carriers.

Effective January 1, 2005, the largest initial amount retained by the Company on any one risk is generally $5 million, except for workers' compensation risks and risks underwritten by Berkley Medical Excess Underwriters, LLC. Workers' compensation risks are only limited by statutory limits. For risks underwritten by Berkley Medical Excess Underwriters, LLC, the Company retains up to $10 million. The Company also purchases facultative coverage, where appropriate, for certain exposures or limits falling outside its treaty protection. In addition, the Company's U. S. property catastrophe reinsurance provides protection of up to $52.5 million for losses above $7.5 million.

Contractual Obligations.

Following is a summary of the Company's contractual obligations as of December 31, 2004 (amounts in thousands):

Estimated Payments By Periods	2005	2006	2007	2008	2009	Thereafter
Reserves for losses and loss expenses	$ 1,465,482	$ 1,081,543	$ 806,887	$ 567,784	$ 384,758	$ 1,716,916
Policyholders' account balances	8,741	5,292	4,070	11,744	15,270	20,865
Operating lease obligations	15,889	13,747	11,206	9,136	6,427	15,014
Purchase obligations	14,561	2,047	19,724	17,796	—	—
Junior subordinated debentures	—	—	—	—	—	210,000
Senior notes and other debt	40,000	100,000	—	88,800	—	588,250
Other long-term liabilities reflected on our consolidated balances sheet	12,660	7,551	4,630	4,590	1,191	2,845
Total	$ 1,557,333	$ 1,210,180	$ 846,517	$ 699,850	$ 407,646	$ 2,553,890

The estimated payments for reserves for losses and loss expenses in the above table represent the projected payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2004. The estimated payments in the above table do not consider payments for losses to be incurred in futures periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.

The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $12 million as of December 31, 2004. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $114 million in certain investment funds.

Off-Balance Sheet Arrangements. An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. The Company has no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

Management's Report on Internal Control Over Financial Reporting.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
W. R. Berkley Corporation

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that W. R. Berkley Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

New York, New York
March 11, 2005

KPMG LLP

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
W. R. Berkley Corporation

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

New York, New York
March 11, 2005

KPMG LLP

Consolidated Statements of Income

(Dollars in thousands, except per share data)

Years ended December 31,	2004	2003	2002
Revenues:			
Net premiums written	$ 4,266,361	$ 3,670,515	$ 2,710,490
Change in net unearned premiums	(205,269)	(435,905)	(457,963)
Premiums earned	4,061,092	3,234,610	2,252,527
Net investment income	291,295	210,056	187,875
Service fees	109,344	101,715	86,095
Realized investment and foreign currency gains	48,268	81,692	37,070
Other income	2,236	2,035	2,517
Total revenues	4,512,235	3,630,108	2,566,084
Operating costs and expenses:			
Losses and loss expenses	2,559,310	2,050,177	1,463,971
Other operating costs and expenses	1,247,989	1,035,894	797,205
Interest expense	66,423	54,733	45,475
Total expenses	3,873,722	3,140,804	2,306,651
Income before income taxes and minority interest	638,513	489,304	259,433
Income tax expense	(196,235)	(150,626)	(84,139)
Minority interest	(3,446)	(1,458)	(249)
Income before change in accounting principle	438,832	337,220	175,045
Cumulative effect of change in accounting principle, net of taxes	(727)	—	—
Net income	$ 438,105	$ 337,220	$ 175,045
Earnings per share:			
Basic			
Income before change in accounting principle	$ 5.23	$ 4.06	$ 2.29
Cumulative effect of change in accounting principle, net of taxes	(.01)	—	—
Net Income	$ 5.22	$ 4.06	$ 2.29
Diluted			
Income before change in accounting principle	$ 4.98	$ 3.87	$ 2.21
Cumulative effect of change in accounting principle, net of taxes	(.01)	—	—
Net Income	$ 4.97	$ 3.87	$ 2.21

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Dollars in thousands, except per share data)

December 31,	2004	2003
Assets		
Investments:		
Fixed maturity securities	$ 6,369,421	$ 4,293,302
Equity securities available for sale	413,263	316,629
Equity securities trading account	280,340	331,967
Investments in affiliates	240,865	126,772
Total Investments	7,303,889	5,068,670
Cash and cash equivalents	932,079	1,431,466
Premiums and fees receivable	1,032,624	950,551
Due from reinsurers	851,019	804,962
Accrued investment income	69,575	54,313
Prepaid reinsurance premiums	191,381	193,693
Deferred policy acquisition costs	442,484	405,324
Real estate, furniture and equipment	162,941	143,792
Deferred Federal and foreign income taxes	90,810	35,813
Goodwill	59,021	59,021
Trading account receivable from brokers and clearing organizations	186,479	102,257
Other assets	128,731	84,823
Total Assets	$ 11,451,033	$ 9,334,685
Liabilities and Stockholders' Equity		
Liabilities:		
Reserves for losses and loss expenses	$ 5,449,611	$ 4,192,091
Unearned premiums	2,064,519	1,857,895
Due to reinsurers	119,901	123,226
Trading account securities sold but not yet purchased	70,667	119,100
Policyholders' account balances	65,982	53,405
Other liabilities	507,950	415,714
Junior subordinated debentures	208,286	193,336
Senior notes and other debt	808,264	659,208
Total Liabilities	9,295,180	7,613,975
Minority interest	46,151	38,148
Stockholders' equity:		
Preferred stock, par value $.10 per share:		
Authorized 5,000,000 shares, issued and outstanding – none	—	—
Common stock, par value $.20 per share:		
Authorized 300,000,000 shares, issued and outstanding,		
net of treasury shares, 84,272,875 and 83,537,740 shares	20,901	20,901
Additional paid-in capital	831,363	820,388
Retained earnings	1,354,489	939,911
Accumulated other comprehensive income	112,055	119,977
Treasury stock, at cost, 20,229,385 and 20,964,520 shares	(209,106)	(218,615)
Total Stockholders' Equity	2,109,702	1,682,562
Total Liabilities and Stockholders' Equity	$ 11,451,033	$ 9,334,685

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(dollars in thousands, except per share data)

Years ended December 31,		2004	2003	2002
Common Stock:	Beginning of period	$ 20,901	$ 20,901	$ 19,487
	Issuance of common stock	—	—	1,414
	End of period	$ 20,901	$ 20,901	$ 20,901
Additional paid in capital:	Beginning of period	$ 820,388	$ 816,223	$ 648,440
	Issuance of common stock	—	—	165,546
	Stock options exercised	5,656	2,015	2,237
	Restricted stock units earned	5,152	1,927	—
	Other	167	223	—
	End of period	$ 831,363	$ 820,388	$ 816,223
Retained earnings:	Beginning of period	$ 939,911	$ 623,651	$ 467,185
	Net income	438,105	337,220	175,045
	Eliminations of international reporting lag	—	1,776	—
	Dividends to stockholders	(23,527)	(22,736)	(18,579)
	End of period	$ 1,354,489	$ 939,911	$ 623,651
Accumulated other comprehensive income:				
Unrealized investment gains:	Beginning of period	$ 120,807	$ 114,664	$ 41,731
	Net change in period	(11,108)	6,143	72,933
	End of period	109,699	120,807	114,664
Currency translation adjustments:	Beginning of period	(830)	(10,061)	(4,391)
	Net change in period	3,186	9,231	(5,670)
	End of period	2,356	(830)	(10,061)
Total accumulated other comprehensive income		$ 112,055	$ 119,977	$ 104,603
Treasury Stock:	Beginning of period	$ (218,615)	$ (230,179)	$ (240,857)
	Stock issued under stock option plan	9,823	11,386	10,749
	Other	23	178	—
	Purchase of common stock	(337)	—	(71)
	End of period	$ (209,106)	$ (218,615)	$ (230,179)

Consolidated Statements of Comprehensive Income
(amounts in thousands)

Years ended December 31,	2004	2003	2002
Net income	$ 438,105	$ 337,220	$ 175,045
Unrealized holding gains on investment securities arising during the period, net of income tax expense of $14,904, $36,544 and $37,964	20,198	59,477	94,266
Reclassification adjustment for realized gains included in net income, net of income taxes	(31,306)	(53,334)	(21,333)
Change in unrealized foreign exchange gains (losses)	3,186	9,231	(5,670)
Other comprehensive income (loss)	(7,922)	15,374	67,263
Comprehensive income	$ 430,183	$ 352,594	$ 242,308

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

Years ended December 31,	2004	2003	2002
Cash flows provided by operating activities:			
Net income before change in accounting principle	$ 438,832	$ 337,220	$ 175,045
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Realized investment and foreign currency gains	(48,268)	(81,692)	(37,070)
Depreciation and amortization	55,034	20,324	17,944
Minority interest	3,446	1,458	249
Equity in undistributed earnings of affiliates	(14,951)	(6,508)	(690)
Stock incentive plan accruals	5,342	2,328	—
Change in: Fixed and equity securities trading account	44,873	(166,326)	45,649
Premiums and fees receivable	(82,073)	(128,491)	(278,372)
Due from reinsurers	(46,057)	(70,275)	(19,273)
Accrued investment income	(15,262)	(7,979)	(10,233)
Prepaid reinsurance premiums	2,312	(29,409)	(60,530)
Deferred policy acquisition cost	(37,160)	(97,124)	(84,090)
Deferred income taxes	(48,059)	(38,769)	41,298
Trading account receivable from brokers and clearing organizations	(84,222)	75,052	174,398
Other assets	(44,508)	(41,804)	5,884
Reserves for losses and loss expenses	1,257,520	1,024,166	395,420
Unearned premiums	206,624	467,649	508,751
Due to reinsurers	(3,325)	(61,686)	45,590
Trading account securities sold but not yet purchased	(48,433)	82,985	(20,875)
Policyholders' account balances	(1,020)	1,785	8,480
Other liabilities	79,044	117,064	54,019
Net cash flows provided by operating activities	1,619,689	1,399,968	961,594
Cash flows used in investing activities:			
Proceeds from sales, excluding trading account: Fixed maturity securities	1,181,719	1,084,957	662,144
Equity securities	108,241	117,006	69,438
Investment in affiliates	20,212	—	2,250
Proceeds from maturities and prepayments of fixed maturity securities	560,652	696,176	291,031
Cost of purchases, excluding trading account: Fixed maturity securities	(3,807,609)	(2,495,088)	(1,837,114)
Equity securities	(193,183)	(195,857)	(205,780)
Other invested securities	(116,914)	(69,138)	(458)
Net additions to real estate, furniture and equipment	(41,871)	(28,315)	(36,570)
Other, net	6,144	(96)	24,669
Net cash used in investing activities	(2,282,609)	(890,355)	(1,030,390)
Cash flows provided by financing activities:			
Net proceeds from issuance of senior notes	147,864	356,181	—
Return of policyholders' account balances	14,043	16,899	16,088
Receipts credited to policyholders' account balances	(446)	(7,986)	(35,693)
Bank deposits received	11,352	12,051	15,871
Advances from federal home loan bank	1,265	14,650	1,250
Net proceeds from stock offerings	—	—	166,960
Net proceeds from stock options exercised	11,129	13,401	12,986
Purchase of junior subordinated debentures	—	(5,000)	—
Repayment of senior notes	—	(60,750)	(8,000)
Cash dividends to common stockholders	(23,527)	(27,681)	(17,872)
Purchase of common treasury shares	(337)	—	(71)
Proceeds from (purchase of) minority shareholders	(1,004)	15,337	—
Other, net	3,194	568	(22,627)
Net cash provided by financing activities	163,533	327,670	128,892
Net increase (decrease) in cash and cash equivalents	(499,387)	837,283	60,096
Cash and cash equivalents at beginning of year	$ 1,431,466	594,183	534,087
Cash and cash equivalents at end of year	$ 932,079	$ 1,431,466	$ 594,183
Supplemental disclosure of cash flow information:			
Interest paid on debt	$ 61,260	$ 47,714	$ 45,447
Federal income taxes paid	$ 254,640	$ 170,418	$ 19,381

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(A) Principles of consolidation and basis of presentation. The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2003 and 2002 financial statements to conform them to the presentation of the 2004 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

(B) Revenue recognition. Property Casualty – Premiums written are recorded at the inception of the policy except audit premiums which are recorded when billed. Reinsurance premiums written are estimated based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the period they are determined. Insurance premiums are earned ratably over the term of the policy. Audit premiums are earned when billed. Fees for services are earned over the period that services are provided.

Life – For investment contracts, premiums collected from policyholders are not reported as revenues but are included in the liability for policyholders' account balances. Policy charges for policy administration, cost of insurance and surrender charges are assessed against policyholders' account balances and are recognized as premium income in the period in which services are provided.

(C) Cash and cash equivalents. Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

(D) Investments. The Company classifies its investments into four categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities that the Company purchased with the intent to sell in the near-term are classified as "trading" and are reported at estimated fair value, with unrealized gains and losses reflected in net investment income on the statement of income. Investments in affiliates are carried under the "equity method of accounting", whereby the Company reports its share of the income or loss from such investments as net investment income. The remaining securities are classified as "available for sale" and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity. Fair value is generally determined using published market values.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for significant decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and there are no mitigating circumstances. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of income.

(E) Trading account. Assets and liabilities related to direct investments in arbitrage securities and investments in arbitrage-related limited partnerships are classified as trading account securities. Long portfolio positions and partnership interests are presented in the balance sheet as equity securities trading account. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations. The Company's trading account portfolio is recorded at fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income.

(F) Per share data. The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

(G) Deferred policy acquisition costs. Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income after giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

(H) Reserves for losses and loss expenses. Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statement of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 8 of Notes to Consolidated Financial Statements.)

(I) Reinsurance ceded. The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums. The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

(J) Federal and foreign income taxes. The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has its overseas operations. The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse.

(K) Stock options. Effective January 1, 2003, the Company adopted the fair value recognition provisions of FAS 123 "Accounting for Stock-Based Compensation". The fair value provisions of FAS 123 were applied prospectively to all employee awards granted, modified, or settled on or after January 1, 2003. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period (dollars in thousands, except per share data).

		2004	2003	2002
Net income as reported		$ 438,105	$ 337,220	$ 175,045
Add: Stock-based employee compensation expense included in reported net income, net of tax		80	48	—
Deduct: Total stock-based employee compensation expense under fair value based method for all awards, net of tax		(2,902)	(4,803)	(4,534)
Pro forma net income		$ 435,283	$ 332,465	$ 170,511
Earnings per share:	Basic-as reported	$ 5.22	$ 4.06	$ 2.29
	Basic-pro forma	5.18	4.00	2.23
	Diluted-as reported	4.97	3.87	2.21
	Diluted-pro forma	4.94	3.82	2.15

The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003 and 2002 respectively:

	2004	2003	2002
Average risk free interest rate	4.6%	3.9%	4.9%
Expected years until exercise	6	6	5.6
Expected stock volatility	23%	23%	24%
Dividend yield	0.6%	1.0%	1.0%

In December 2004, the FASB issued FAS 123R, "Share-Based Payment", which replaces FAS 123 and is effective on July 1, 2005. FAS 123R requires that the cost resulting from all share-based payment transactions with employees, including those awarded prior to January 1, 2003, be recognized in the financial statements using a fair-value-based measurement method. The Company estimates that the after-tax stock-based employee compensation expense, for options outstanding at December 31, 2004, including the expense resulting from the adoption of FAS 123R on July 1, 2005, will be approximately $1,000,000 in 2005, as compared with $80,000 and $48,000 in 2004 and 2003, respectively.

(L) Foreign currency. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the statement of income. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(M) Real estate, furniture and equipment. Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $22,722,000, $20,160,000 and $19,426,000 for 2004, 2003 and 2002, respectively.

(N) Comprehensive income. Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

(O) Goodwill and other intangible assets. Goodwill and other intangibles assets are tested for impairment on an annual basis. The Company's impairment test as of December 31, 2004 indicated that there were no impairment losses related to goodwill and other intangible assets.

(P) Change in Accounting. In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was replaced in December 2003 by FIN 46R. FIN 46R addresses consolidation issues surrounding special purpose entities and certain other entities, collectively termed variable interest entities ("VIE"). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R requires VIEs to be consolidated by their primary beneficiaries. As a result of adopting the consolidated provisions of FIN 46R, the Company de-consolidated the W. R. Berkley Capital Trust, effective January 1, 2004. The effect this change in accounting is described in note 11 of these notes to consolidated financial statements.

(2) Investments in Fixed Maturity Securities

At December 31, 2004 and 2003, investments in fixed maturity securities were as follows:

Type of investment (Dollars in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Carrying value
December 31, 2004					
Held to maturity:					
State and municipal	$ 83,108	$ 9,581	$ (70)	$ 92,619	$ 83,108
Corporate	20,147	721	—	20,868	20,147
Mortgage-backed securities	87,826	7,501	(83)	95,244	87,826
Total held to maturity	191,081	17,803	(153)	208,731	191,081
Available for sale:					
United States Government and government agency	933,608	20,311	(4,173)	949,746	949,746
State and municipal	3,256,662	72,112	(4,580)	3,324,194	3,324,194
Corporate	657,512	15,000	(1,990)	670,522	670,522
Mortgage-backed securities	1,044,585	12,823	(5,193)	1,052,215	1,052,215
Foreign	161,145	22,796	(2,278)	181,663	181,663
Total available for sale	6,053,512	143,042	(18,214)	6,178,340	6,178,340
Total investment in fixed maturity securities	$ 6,244,593	$ 160,845	$ (18,367)	$ 6,387,071	$ 6,369,421
December 31, 2003					
Held to maturity:					
State and municipal	$ 81,966	$ 9,133	$ (80)	$ 91,019	$ 81,966
Corporate	6,371	700	—	7,071	6,371
Mortgage-backed securities	115,554	9,048	—	124,602	115,554
Total held to maturity	203,891	18,881	(80)	222,692	203,891
Available for sale:					
United States Government and government agency	572,142	33,635	(651)	605,126	605,126
State and municipal	1,810,133	66,844	(1,400)	1,875,577	1,875,577
Corporate	558,247	27,844	(900)	585,191	585,191
Mortgage-backed securities	779,365	22,484	(877)	800,972	800,972
Foreign	203,269	20,949	(1,673)	222,545	222,545
Total available for sale	3,923,156	171,756	(5,501)	4,089,411	4,089,411
Total investment in fixed maturity securities	$ 4,127,047	$ 190,637	$ (5,581)	$ 4,312,103	$ 4,293,302

The amortized cost and fair value of fixed maturity securities at December 31, 2004, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)	Amortized cost	2004 Fair value
Due in one year or less	$ 688,777	$ 689,989
Due after one year through five years	986,246	1,008,427
Due after five years through ten years	1,174,596	1,214,862
Due after ten years	2,262,563	2,326,334
Mortgage-backed securities	1,132,411	1,147,459
Total	$ 6,244,593	$ 6,387,071

At December 31, 2004 and 2003, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of stockholders' equity. At December 31, 2004, investments with a carrying value of $374 million were on deposit with state insurance departments as required by state laws; investments with a carrying value of $34 million were held in trust for policyholders; and investments with a carrying value of $90 million were deposited or in trust in support of underwriting activities. The Company had irrevocable undrawn letters of credit supporting assumed reinsurance of $12 million at December 31, 2004.

(3) Investments in Equity Securities Available for Sale

At December 31, 2004 and 2003, investments in equity securities were as follows:

Type of investment (Dollars in thousands)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Carrying value
December 31, 2004					
Common stocks	$ 169,800	$ 38,060	$ (566)	$ 207,294	$ 207,294
Preferred stocks	195,804	10,360	(195)	205,969	205,969
Total	$ 365,604	$ 48,420	$ (761)	$ 413,263	$ 413,263
December 31, 2003					
Common stocks	$ 145,893	$ 25,980	$ (698)	$ 171,175	$ 171,175
Preferred stocks	134,768	11,141	(455)	145,454	145,454
Total	$ 280,661	$ 37,121	$ (1,153)	$ 316,629	$ 316,629

(4) Trading Account

At December 31, 2004 and 2003, the arbitrage trading account was as follows:

Type of investment (Dollars in thousands)	Cost	Fair value	Carrying value
December 31, 2004			
Direct equity securities	$ 169,607	$ 175,441	$ 175,441
Arbitrage-related partnerships	104,899	104,899	104,899
Total equity securities trading account	274,506	280,340	280,340
Receivables from brokers	186,479	186,479	186,479
Securities sold but not yet purchased	(66,658)	(70,667)	(70,667)
Total trading account	$ 394,327	$ 396,152	$ 396,152
December 31, 2003			
Direct equity securities	$ 220,791	$ 231,071	$ 231,071
Arbitrage-related partnerships	100,896	100,896	100,896
Total equity securities trading account	321,687	331,967	331,967
Receivables from brokers	102,257	102,257	102,257
Securities sold but not yet purchased	(110,782)	(119,100)	(119,100)
Total trading account	$ 313,162	$ 315,124	$ 315,124

The primary focus of the trading account is merger and convertible arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differences between these securities and their underlying equities. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions.

Potential changes in market conditions are mitigated by the use of put options, call options and swap contracts, all of which are reported at fair value. As of December 31, 2004, the fair value of long option contracts outstanding was $1,283,000 (notional amount of $18,692,000) and the fair value of short option contracts outstanding was $891,000 (notional amount of $39,579,000). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

(5) Investments in Affiliates

Investments in affiliates include the following:

(Dollars in thousands)	Carrying value 2004	2003	2002	Earnings (loss) in affiliates 2004	2003	2002
Kiln plc	$ 51,137	$ 40,488	$ 31,498	$ 9,009	$ 4,565	$ 687
Real estate partnerships	112,139	57,560	10,808	8,947	6,112	190
Structured finance partnerships	60,844	17,846	—	1,651	(112)	—
Other	16,745	10,878	3,881	(2,701)	(3,540)	(187)
Total	$ 240,865	$ 126,772	$ 46,187	$ 16,906	$ 7,025	$ 690

The Company's investments in affiliates are reported under the equity method of accounting. The Company's share of the earnings of affiliates is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's financial statements.

The Company's acquired a 20.1% interest in Kiln plc in 2002 for approximately $29 million. Kiln plc is based in the U.K. and conducts international insurance and reinsurance underwriting through Lloyd's syndicates. The Company also entered into qualifying quota share reinsurance agreements with two Lloyd's syndicates managed by Kiln plc. Net premiums written under these quota share agreements were $96 million, $122 million and $121 million in 2004, 2003 and 2002, respectively.

(6) Investment Income

Investment income consists of the following:

(Dollars in thousands)	2004	2003	2002
Investment income earned on:			
Fixed maturity securities	$ 225,564	$ 197,963	$ 182,762
Equity securities available for sale	21,005	18,906	12,552
Equity securities trading account [a]	13,743	8,110	7,144
Investment in affiliates	16,906	7,025	690
Cash and cash equivalents	16,706	11,516	5,899
Other	(58)	827	1,853
Gross investment income	293,866	244,347	210,900
Interest on funds held under reinsurance treaties and investment expense	(2,571)	(34,291)	(23,025)
Net investment income	$ 291,295	$ 210,056	$ 187,875

[a] Investment income earned from net trading account activity includes unrealized trading gains of $1,790,000 in 2004 and $2,174,000 in 2003 and unrealized trading losses of $1,155,000 in 2002.

(7) Realized and Unrealized Gains and Losses

Realized and unrealized gains and losses before applicable income taxes, are as follows:

(Dollars in thousands)	2004	2003	2002
Realized investment and foreign currency gains:			
Fixed maturity securities [a]	18,457	73,000	27,446
Equity securities available for sale	25,129	10,506	6,603
Foreign currency gains (losses) [b]	7,483	(839)	21,856
Provision for other than temporary impairment [c]:			
Fixed maturity securities	—	(430)	(16,155)
Equity securities available for sale	(2,777)	—	(2,680)
Other	(24)	(545)	—
	48,268	81,692	37,070
Change in unrealized gains and losses:			
Fixed maturity securities	(41,427)	(9,418)	117,668
Equity securities and investment in affiliates	21,041	33,984	(4,139)
	(20,386)	24,566	113,529
Total	$ 27,882	$ 106,258	$ 150,599

[a] During 2004, 2003 and 2002, gross gains of $24,269,000, $76,019,000 and, $39,494,000, respectively, and gross losses of $5,812,000, $3,019,000 and $12,048,000, respectively, were realized.

[b] Foreign currency gains in 2002 include net gains of $21.7 million as a result of foreign currency transactions and the related settlement of life insurance contracts related to our operations in Argentina.

[c] The 2002 provision for other than temporary impairment reflected a charge of $10 million for Argentine sovereign bonds (see Note 22 of Notes to Consolidated Financial Statements) and a charge of $9 million for other investments, including $6 million of securities issued by Dynegy Inc.

The following table summarizes, for all securities in an unrealized loss position at December 31, 2004 and 2003, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	2004			2003	
	Number of securities	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
Fixed maturities:					
0 – 6 months	175	$ 1,005,675	$ 4,932	$ 578,934	$ 4,541
7 – 12 months	164	798,721	9,190	21,124	437
Over 12 months	100	189,239	4,245	14,137	603
Total	439	$ 1,993,635	$ 18,367	$ 614,195	$ 5,581
Equities securities available for sale:					
0 – 6 months	4	$ 1,448	$ 82	$ 3,215	$ 88
7 – 12 months	2	26,319	667	9,345	401
Over 12 months	4	1,746	12	13,971	664
Total	10	$ 29,513	$ 761	$ 26,531	$ 1,153

(8) Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances:

(Dollars in thousands)	2004	2003	2002
Net reserves at beginning of year	$ 3,505,295	$ 2,323,241	$ 2,033,293
Net provision for losses and loss expenses [a]:			
Claims occurring during the current year [b]	2,236,860	1,780,905	1,288,071
Increase in estimates for claims occurring in prior years [c]	294,931	244,636	156,184
Decrease in discount for prior years	24,220	24,115	12,999
	2,556,011	2,049,656	1,457,254
Net payments for claims [d]:			
Current year	409,776	268,170	373,541
Prior years	928,688	599,432	793,765
	1,338,464	867,602	1,167,306
Net reserves at end of year	4,722,842	3,505,295	2,323,241
Ceded reserves at end of year	726,769	686,796	844,684
Gross reserves at end of year	$ 5,449,611	$ 4,192,091	$ 3,167,925

[a] Net provision for loss and loss expenses excludes $3,299,000, $521,000 and $6,717,000 in 2004, 2003 and 2002, respectively, relating *to the policyholder benefits incurred on life insurance that are included in the statement of income.*

[b] Claims occurring during the current year are net of discount of $107,282,000, $96,365,000 and $38,939,000 in 2004, 2003 and 2002, respectively.

[c] The increase in estimates for claims occurring in prior years is net of discount of $26,658,000, $28,214,000 and $23,626,000 in 2004, 2003 and 2002, respectively. The increase in estimates for claims occurring in prior years before discount is $321,589,000, $272,850,000 and $179,810,000 in 2004, 2003 and 2002, respectively.

[d] *Net payments in 2003 are net of $331,000,000 of cash received upon the commutation of the aggregate reinsurance agreement* (see Note 9 of Notes to Consolidated Financial Statements).

Environmental and asbestos – To date, known environmental and asbestos claims have not had a material impact on the Company's operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $38,258,000 and $31,866,000 at December 31, 2004 and 2003, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $54,971,000 and $49,283,000 at December 31, 2004 and 2003, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $9,194,000, $4,749,000 and $6,652,000 in 2004, 2003 and 2002, respectively. Net paid losses and loss expenses for asbestos and environmental cliams were approximately $2,802,000, $1,391,000 and $2,938,000 in 2004, 2003 and 2002, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting – The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing similar business. The liabilities for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve for non-proportional business, and at the statutory rate for proportional business. The discount rates range from 3.5% to 6.5% with a weighted average discount rate of 4.8%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $502,874,000, $393,152,000 and $292,697,000 at December 31, 2004, 2003 and 2002, respectively. For statutory reporting purposes, the Company uses a discount rate of 3.5% as permitted by the Department of Insurance of the State of Delaware. The increase in the aggregate discount from 2003 to 2004 and from 2002 to 2003 resulted from the increase in workers' compensation reserves.

(9) Reinsurance Ceded

The Company reinsures a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $2,457,000, $1,920,000 and $1,357,000 as of December 31, 2004, 2003 and 2002, respectively. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of income:

(Dollars in thousands)	2004	2003	2002
Ceded premiums earned	$ 461,005	$ 556,624	$ 455,261
Ceded losses incurred	$ 317,367	$ 447,533	$ 335,326

From January 1, 2001 through December 31, 2003, the Company had a multi-year aggregate reinsurance agreement that provided two types of reinsurance coverage. The first type of coverage provided protection for individual losses on an excess of loss or quota share basis, as specified for each class of business covered by the agreement. The second type of coverage provided aggregate accident year protection for our reinsurance segment for loss and loss adjustment expenses incurred above a certain level. Loss recoveries were subject to annual limits and an aggregate limit over the contract period. Over the three-year term of this agreement, the Company ceded premiums of $314 million and credited interest on funds held of $37 million to the reinsurer and recovered losses of $310 million and commissions of $35 million from the reinsurer. Ceded earned premiums were net of return premiums accrued under certain profit sharing provisions contained in the agreement. As of December 31, 2003, the Company commuted the aggregate reinsurance agreement. Upon commutation, the reinsurer released funds held in an amount equal to the commuted loss reserves and unearned premium reserves and, accordingly there was no gain or loss as a result of the commutation.

Certain of the Company's ceded reinsurance agreements are structured on a funds held basis whereby the Company retains some or all of the ceded premiums in a separate account that is used to fund ceded losses as they become due from the reinsurance company. Interest is credited to reinsurers for funds held on their behalf at rates ranging from 7.0% to 8.9% of the account balances, as defined under the agreements. Interest credited to reinsurers, which is reported as a reduction of net investment income, was $2 million in 2004, $32 million in 2003 and $21 million in 2002.

(10) Senior Notes and Other Debt

Debt consists of the following (the difference between the face value and the carrying value is unamortized discount):

(Dollars in thousands)				2004	2003
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value
Senior Notes	6.375%	April 15, 2005	40,000	39,987	39,954
Senior Notes	6.25%	January 15, 2006	100,000	99,840	99,699
Senior Notes	9.875%	May 15, 2008	88,800	87,563	87,272
Senior Notes	5.125%	September 30, 2010	150,000	148,167	147,845
Senior Notes	5.875%	February 15, 2013	200,000	197,306	196,973
Senior Notes	6.15%	August 19, 2019	150,000	147,918	—
Senior Debentures	8.70%	January 1, 2022	76,503	75,736	75,718
Subsidiary Debt	7.65%	June 30, 2023	11,747	11,747	11,747
Total debt			$ 817,050	$ 808,264	$ 659,208

In August 2004, the Company issued $150 million aggregate principal amount of 6.15% senior notes due August 2019. In 2003, the Company issued $200 million aggregate principal amount of 5.875% senior notes due February 2013, $150 million aggregate principal amount of 5.125% senior notes due September 2010 and $12 million aggregate principal amount of 7.65% notes due June 2023. During 2003, the Company repaid $36 million of 6.5% senior subordinated notes and $25 million of 6.71% senior notes upon their respective maturities.

(11) Junior Subordinated Debentures

In 1996, the Company issued $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045 (the "Junior Subordinated Debentures") to the W. R. Berkley Capital Trust ("the Trust"). The Trust simultaneously issued an equal amount of mandatorily redeemable preferred securities ("Trust Preferred Securities"), which are fully and unconditionally guaranteed by the Company. The Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part, on the stated maturity date, upon repayment of the Junior Subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after December 15, 2006, contemporaneously with the optional prepayment by the Company of Junior Subordinated Debentures.

Upon adoption FIN 46R (see Note (1) (P) of these Notes to the Consolidated Financial Statements), the Company deconsolidated the W. R. Berkley Capital Trust (the "Trust") effective January 1, 2004. As a result of the de-consolidation, certain Trust Preferred Securities owned by the Company, which were previously eliminated in consolidation, were reinstated on the Company's balance sheet. The impact of the reinstatement was to increase fixed maturity securities by $13,787,000 and to increase junior subordinated debentures by $14,906,000, as of January 1, 2004. The difference between these two amounts, which was $727,000 after income taxes, was reported on the Company's 2004 consolidated statement of income as a cumulative effect of change in accounting principle.

(12) Income Taxes

Income tax expense consists of:

(Dollars in thousands)	2004	2003	2002
Current expense	$ 244,294	$ 173,613	$ 44,694
Deferred expense (benefit)	(48,059)	(22,987)	39,445
Total expense	$ 196,235	$ 150,626	$ 84,139

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	2004	2003	2002
Computed "expected" tax expense	$ 223,604	$ 171,975	$ 90,802
Tax-exempt investment income	(30,945)	(21,838)	(9,051)
Change in valuation allowance	590	(980)	(3,275)
Other, net	2,986	1,469	5,663
Total expense	$ 196,235	$ 150,626	$ 84,139

At December 31, 2004 and 2003, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	2004	2003
Deferred Tax Asset		
Loss reserve discounting	$ 173,891	$ 137,165
Life reserve	8,077	7,538
Unearned premiums	126,515	113,705
Net operating loss carry forward	3,070	2,355
Other	26,623	16,741
Gross deferred tax asset	338,176	277,504
Less valuation allowance	(4,813)	(4,223)
Deferred tax asset	333,363	273,281
Deferred Tax Liability		
Amortization of intangibles	7,612	7,323
Deferred policy acquisition costs	148,451	137,153
Deferred taxes on unrealized investment gains	65,952	72,609
Other	20,538	20,383
Deferred tax liability	242,553	237,468
Net deferred tax asset	$ 90,810	$ 35,813

Federal income tax expense applicable to realized investment gains was $16,835,000, $28,090,000 and $13,817,000 in 2004, 2003 and 2002, respectively. The Company had a current income tax receivable at December 31, 2004 of $8,896,000 and a payable of $8,654,000 at December 31, 2003. At December 31, 2004, the Company had foreign net operating loss carryforwards of $9,593,000, which expire from 2006 and 2009. The net change in the valuation allowance is primarily related to foreign net operating loss carryforwards and to certain foreign subsidiaries net deferred tax assets. The statute of limitations for the Company's tax returns through December 31, 2000 has closed.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

(13) Dividends from Subsidiaries and Statutory Financial Information

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2005, the maximum amount of dividends which can be paid without such approval is approximately $270 million. Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2004	2003	2002
Net income	$ 394,300	$ 293,455	$ 192,845
Policyholders' surplus	$ 2,424,364	$ 1,886,013	$ 1,275,302

The significant variances between statutory accounting practices and GAAP are that for statutory purposes bonds are carried at amortized cost, acquisition costs are charged to income as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers' compensation reserves are discounted at different discount rates and certain assets designated as "non-admitted assets" are charged against surplus.

The NAIC has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. All of the Company's insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC. The Company has certain guarantees that provide that RBC levels of certain subsidiaries will remain above their authorized control levels.

(14) Stockholders' Equity

Common equity. The weighted average number of shares used in the computation of basic earnings per share was 83,961,000, 83,124,000 and 76,328,000, for 2004, 2003 and 2002, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 88,181,000, 87,063,000 and 79,385,000, for 2004, 2003 and 2002, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(Amounts in thousands)	2004	2003	2002
Balance, beginning of year	83,538	82,835	74,792
Shares issued	743	705	8,048
Shares repurchased	(8)	(2)	(5)
Balance, end of year	84,273	83,538	82,835

On May 11, 1999, the Company declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $120 per unit (subject to adjustment) upon the occurrence of certain events relating to potential changes in control of the Company. The Rights expire on May 11, 2009, unless earlier redeemed by the Company as provided in the Rights Agreement.

(15) Investment in Peyton Street

The consolidated financial statements include the accounts of Peyton Street Independent Financial Services ("Peyton Street"), a unitary thrift holding company that owns the common stock of InsurBanc. InsurBanc provides banking services principally to independent insurance agencies and their employees. Following is a summary of assets and liabilities related to Peyton Street that were included on the Company's consolidated balance sheets as of December 31, 2004 and 2003:

(Amounts in thousands)		2004	2003
Cash and cash equivalents		$ 11,358	$ 6,218
Fixed maturity securities & equity securities		21,900	24,674
Real estate, furniture and equipment		245	308
Other assets:	Loans receivable	42,427	24,960
	Other	464	350
Total		$ 76,394	$ 56,510
Other liabilities:	Deposits	$ 42,228	$ 30,876
	Advances from Federal Home Loan Bank	17,165	15,900
Other		326	2,411
Total liabilities		$ 59,719	$ 49,187

The Company's share of Peyton Street's net loss was $491,000 in 2004, $1,422,000 in 2003 and $1,782,000 in 2002. In the ordinary course of business, Peyton Street is a party to financial instruments with off-balance-sheet risk. At December 31, 2004, these financial instruments include contractual commitments of $9,900,000 to extend credit under future loan agreements and unused lines of credit. The advances from FHLB is secured by investments with an aggregate market value $21 million.

(16) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2004 and 2003:

	2004		2003	
(Dollars in thousands)	Carrying amount	Fair value	Carrying amount	Fair value
Investments [1]	$ 8,341,944	$ 8,359,594	$ 6,480,713	$ 6,507,831
Junior subordinated debentures	208,286	222,266	193,336	208,553
Senior notes and other debt	808,264	859,052	659,208	718,787

[1] Including cash and cash equivalents, trading account receivable from brokers and clearing organizations, trading account securities sold but not yet purchased and unsettled purchases.

The estimated fair value of investments is generally based on quoted market prices as of the respective reporting dates. The fair value of the senior notes and other debt and the junior subordinated debentures are based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

(17) Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was approximately: $16,783,000, $18,773,000, and $17,586,000 for 2004, 2003, and 2002, respectively. Future minimum lease payments (without provision for sublease income) are: $15,889,000 in 2005; $13,747,000 in 2006; $11,206,000 in 2007; $9,136,000 in 2008; $6,427,000 in 2009 and $15,014,000 thereafter.

(18) Commitments, Litigation and Contingent Liabilities

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations.

The New York State Attorney General and other regulators have commenced investigations, legal actions and general inquiries concerning producer compensation and alleged anti-competitive activities in the insurance industry. Certain allegations include improper sales practices by insurance producers as well as other non-competitive behaviors. The Company and certain of its operating units, like many others in the insurance industry, have received information requests from various state insurance regulators and other state authorities. These requests, for the most part, relate to inquiries into inappropriate solicitation activities, producer compensation practices and the underwriting of legal malpractice insurance. The Company is responding to each of these inquiries and is cooperating with the applicable regulatory authorities. In this regard, the Company commenced an internal review with the assistance of outside counsel. The internal review, which is substantially complete, focused on the Company's relationships with its distribution channels. As a result of the investigation, a single insurance operating unit reported certain limited instances of conduct that could be characterized as involving inappropriate solicitation practices. To address these limited instances, the Company has implemented certain additional internal procedures and is taking other corrective action.

(19) Stock Incentive Plan

The Company has a stock incentive plan (the "Stock Incentive Plan") under which 16,031,250 shares of Common Stock were reserved for issuance. Pursuant to the Stock Incentive Plan, stock options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. Stock options vest according to a graded schedule of 25%, 50% 75% and 100% on the third, fourth, fifth and sixth year anniversary of grant date. Stock options expire on the tenth year anniversary of the grant date.

The following table summarizes stock option information:

	2004		2003		2002	
	Shares	Price[a]	Shares	Price[a]	Shares	Price[a]
Outstanding at beginning of year	8,471,821	$ 17.52	9,206,468	$ 17.15	8,187,929	$ 15.21
Granted	1,500	39.65	73,000	30.96	1,897,013	24.41
Exercised	741,580	15.01	694,989	14.33	581,550	13.41
Canceled	157,725	19.92	112,658	15.66	296,924	17.17
Outstanding at end of year	7,574,016	$ 17.73	8,471,821	$ 17.52	9,206,468	$ 17.15
Options exercisable at year end	4,045,853	$ 15.74	3,727,375	$ 15.55	3,609,791	$ 15.61
Stock available for future grant[b]	3,116,171		3,611,946		3,578,751	

[a] Weighted average exercise price.

[b] Includes restricted stock units outstanding.

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Remaining Contractual Life	Weighted Average Price	Number Exercisable	Weighted Average Exercise Price
December 31, 2004					
$6 to $10	1,224,201	5.2	$ 8.19	479,455	$ 8.06
10 to 20	2,522,056	2.4	14.72	2,413,992	14.73
20 to 35	3,827,759	6.1	22.76	1,152,406	21.06
Total	7,574,016	4.7	$ 17.73	4,045,853	$ 15.74

Pursuant to the Stock Incentive Plan, the Company may also issue Restricted Stock Units (RSU's) to officers of the Company and its subsidiaries. The RSU's vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The market value of the awards at the date of grant are recorded as unearned compensation, a component of stockholders' equity, and charged to expense over the vesting period.

During 2003, the Company granted 456,000 RSU's with a market value of $12,987,000 at the date of grant. During 2004, the Company granted 654,500 RSU's with a market value of $26,851,000 at the date of grant and canceled 2,500 RSU's with a market value of $113,000 at the date of grant. RSU compensation expense was $5,152,000 in 2004 and $1,927,000 in 2003.

(20) Compensation Plans

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense amounted to $20,663,000, $17,135,000 and $12,821,000 for 2004, 2003 and 2002, respectively.

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the Company's earnings and growth in book value per share. Key employees are awarded participation units ("Units") that vest five years from the award date. In 2001, the Company granted 178,875 Units with an aggregate maximum value of $19,875,000. The maximum value of these Units was achieved in 2003 and distributed in 2004. Compensation expense for these Units was $11,475,000 in 2003 and $8,400,000 in 2002. In 2004, the Company granted 100,000 Units with a maximum value of $25,000,000. Compensation expense related to these Units was $5,325,000 in 2004.

(21) Retirement Benefits

Effective August 19, 2004, the Company entered into an agreement to provide retirement benefits to the Company's chief executive officer and chairman of the board. Retirement benefits, which are unfunded, are reported in accordance with FASB Statement No. 87, "Employers' Accounting for Pensions". As of December 31, 2004, the accrued benefit liability of $14,564,000 was recorded as a liability with a corresponding intangible asset of $13,716,000 that will be amortized as a prior service cost over the estimated remaining service period. The retirement benefit expense was $848,000 in 2004. The key actuarial assumptions used to derive the projected benefit obligation and related expense are a discount rate of 5.75%, a rate of compensation increase of 5.0% per year and a retirement age of 72.

(22) International Operations

From its inception in 1995 and through the fourth quarter of 2002, the international segment's results were reported on a one-quarter lag to facilitate the timely completion of the consolidated financial statements. Improvements in reporting procedures now allow this segment to be reported without a one-quarter lag. Beginning in the first quarter of 2003, the international segment's results were reported in the consolidated statement of income without a one-quarter lag. In order to eliminate the one-quarter lag, net income of the international segment for the fourth quarter of 2002 was reported as a direct credit to consolidated retained earnings during the first quarter of 2003.

During 2001 and 2002, Argentina experienced substantial economic disruption, including default on its sovereign bonds, severe currency devaluation, high unemployment and inflation, increasing fiscal deficits and declining central bank reserves. As a result of these events, The Company ceased writing life insurance business in Argentina in 2002 and has since liquidated substantially all of its life insurance policies. The Company also wrote down the carrying value of its Argentine sovereign bonds by $18 million in 2001 and $10 million in 2002. In addition, the Company's Argentine subsidiary reported net gains of $21.7 million in 2002 as a result of foreign currency transactions and the related settlement of life insurance contracts. The foreign currency transaction gain represents the net increase in the local currency value of assets and liabilities denominated in US dollars following the devaluation of the Argentine peso. The gain on surrender of life insurance contracts represents the gain from the negotiated settlement of certain US dollar life insurance contracts for less than their local currency value following the devaluation of the Argentine peso.

(23) Supplemental Financial Statement Data

Other operating costs and expenses consist of the following:

(Dollars in thousands)	2004	2003	2002
Amortization of deferred policy acquisition costs	$ 909,412	$ 787,167	$ 589,993
Other underwriting expenses	205,338	118,182	94,590
Service company expenses	84,404	82,821	69,715
Other costs and expenses	48,835	47,724	42,907
Total	$ 1,247,989	$ 1,035,894	$ 797,205

(24) Industry Segments

The Company's operations are presently conducted in five segments of the insurance business: specialty lines of insurance, regional property casualty insurance, alternative markets, reinsurance and international.

Our specialty segment underwrites complex and sophisticated third-party liability risks, principally within the excess and surplus lines. The primary lines of business are premises operations, professional liability, automobile, products liability and property lines. The specialty business is conducted through nine operating units. The companies within the segment are divided along the different customer bases and product lines that they serve. The specialty units deliver their products through a variety of distribution channels depending on the customer base and particular risks insured. The customers in this segment are highly diverse.

Our regional segments provides commercial insurance products to customers primarily in 27 states. Key clients of this segment are small-to-mid-sized businesses and governmental entities. The regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The regional operations are conducted through four geographic regions based on markets served: Midwest, New England, Southern (excluding Florida) and Mid Atlantic.

Our alternative markets operations specialize in developing, insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms. Our clients include employers, employer groups, insurers, and alternative market funds seeking less costly, more efficient ways to manage exposure to risks. In addition to providing primary and excess workers' compensation insurance, the alternative markets segment also provides a wide variety of fee-based third-party administrative services.

Our reinsurance operations specialize in underwriting property casualty reinsurance on both a treaty and a facultative basis. The principal reinsurance units are facultative reinsurance, which writes individual certificates and program facultative business, treaty reinsurance, which functions as a traditional reinsurer in specialty and standard reinsurance lines, and Lloyd's reinsurance, which writes quota share reinsurance with certain Lloyd's syndicates.

Our international segment includes our operations in Argentina and the Philippines. In Argentina, we currently offer commercial and personal property casualty insurance. In the Philippines, we provide savings and life products to customers, including endowment policies to pre-fund education costs and retirement income. Our operations in the U.K. are reported in our specialty segment.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate.

Summary financial information about the Company's operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment's operations, including allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

	Revenues					
(Dollars in thousands)	Earned Premiums	Investment Income	Other	Total	Pre-tax Income (loss)	Net Income (loss)
December 31, 2004:						
Specialty	$ 1,466,840	$ 103,053	$ —	$ 1,569,893	$ 290,442	$ 198,577
Regional	1,068,552	44,249	—	1,112,801	184,152	123,902
Alternative Markets	583,693	57,190	109,344	750,227	128,660	89,062
Reinsurance	870,827	76,167	—	946,994	87,373	64,028
International	71,180	10,125	207	81,512	7,437	2,270
Corporate, other and eliminations [1]	—	511	2,029	2,540	(107,819)	(70,313)
Cumulative effect of change in accounting principle	—	—	—	—	—	(727)
Realized investment and foreign currency gains	—	—	48,268	48,268	48,268	31,306
Consolidated	$ 4,061,092	$ 291,295	$ 159,848	$ 4,512,235	$ 638,513	$ 438,105
December 31, 2003:						
Specialty	$ 1,117,781	$ 70,232	$ —	$ 1,188,013	$ 201,885	$ 136,725
Regional	880,597	43,368	—	923,965	153,292	105,468
Alternative Markets	410,926	38,450	101,715	551,091	85,397	59,066
Reinsurance	760,558	52,622	—	813,180	59,984	43,610
International	64,748	6,173	10	70,931	3,347	3,716
Corporate, other and eliminations [1]	—	(789)	2,025	1,236	(96,293)	(64,699)
Realized investment and foreign currency gains	—	—	81,692	81,692	81,692	53,334
Consolidated	$ 3,234,610	$ 210,056	$ 185,442	$ 3,630,108	$ 489,304	$ 337,220
December 31, 2002:						
Specialty	$ 772,696	$ 53,862	$ —	$ 826,558	$ 136,112	$ 90,498
Regional	705,385	44,365	—	749,750	104,085	69,429
Alternative Markets	235,558	37,641	86,031	359,230	62,703	42,376
Reinsurance	398,287	43,912	—	442,199	14,981	11,626
International	89,284	5,325	—	94,609	(1,757)	(2,631)
Discontinued Business	51,317	4,457	—	55,774	(10,682)	(6,943)
Corporate, other and eliminations [1]	—	(1,687)	2,581	894	(83,079)	(50,643)
Realized investment and foreign currency gains	—	—	37,070	37,070	37,070	21,333
Consolidated	$ 2,252,527	$ 187,875	$ 125,682	$ 2,566,084	$ 259,433	$ 175,045

Identifiable assets by segment are as follows (dollars in thousands):

December 31,	2004	2003
Specialty	$ 3,930,054	$ 3,127,810
Regional	2,360,149	2,008,789
Alternative Markets	1,864,544	1,504,535
Reinsurance	3,922,023	3,493,171
International	196,355	152,571
Corporate, other and eliminations [1]	(822,092)	(952,191)
Consolidated	$ 11,451,033	$ 9,334,685

[1] Corporate and other eliminations represents corporate revenues and expenses, realized investment and foreign currency gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows (dollars in thousands):

		2004	2003	2002
Specialty	Premises operations	$ 584,753	$ 435,227	$ 291,588
	Professional liability	278,990	180,295	111,529
	Automobile	222,444	177,006	137,110
	Products liability	172,830	127,556	95,622
	Property	120,830	116,227	86,399
	Other	86,993	81,470	50,448
Total specialty		$ 1,466,840	$ 1,117,781	$ 772,696
Regional	Commercial multiple peril	430,762	352,555	251,015
	Automobile	310,872	271,614	209,243
	Workers' compensation	213,538	179,336	146,867
	Other	113,380	77,092	98,260
Total regional		$ 1,068,552	$ 880,597	$ 705,385
Alternative Markets	Primary workers' compensation	283,546	187,935	111,450
	Excess workers' compensation	256,095	185,816	111,486
	Other	44,052	37,175	12,622
Total alternative markets		$ 583,693	$ 410,926	$ 235,558
Reinsurance	Property	205,139	170,454	85,790
	Casualty	665,688	590,104	312,497
Total reinsurance		$ 870,827	$ 760,558	$ 398,287
International		$ 71,180	$ 64,748	$ 89,284
Discontinued		—	—	51,317
Total		$ 4,061,092	$ 3,234,610	$ 2,252,527

(25) Quarterly Financial Information (unaudited)

The following is a summary of quarterly financial data (in thousands except per share data):

Three months ended	March 31,		June 30,		September 30,		December 31,	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenues	$ 1,078,705	$ 791,413	$ 1,110,754	$ 926,957	$ 1,139,536	$ 916,382	$ 1,183,240	$ 995,356
Net income	115,428	71,703	109,484	95,840	97,072	76,469	116,121	93,208
Net income per share [a]:								
Basic	1.38	.87	1.31	1.15	1.15	.92	1.38	1.12
Diluted	1.32	.83	1.25	1.10	1.10	.87	1.31	1.07

[a] Earnings per share (EPS) in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.



Operating Units

Specialty

Admiral Insurance Company
1255 Caldwell Road
Cherry Hill, NJ 08034
(856) 429-9200 Fax: (856) 429-8611

James S. Carey, CPCU, President & Chief Executive Officer
William F. Murray, CPCU, President – Excess Division
Scott R. Barraclough, Senior Vice President & Treasurer
Daniel A. MacDonald, Senior Vice President & Secretary
Curtis E. Fletcher, CPCU, Regional Vice President
William E. Haines, CPCU, Regional Vice President
Raymond H. McDowell, Regional Vice President
Martin M. Michell, Regional Vice President
Anthony A. Peraine, Vice President – Chief Actuary
John Regan, Vice President – Information Technology
Walter G. Strauss, Vice President – Underwriting
Patricia A. Vreeland, Vice President – Human Resources

Austin, Texas
Tel. (512) 795-0766

Seattle, Washington
Tel. (206) 467-6511

Duluth, Georgia
Tel. (770) 476-1561

Stamford, Connecticut
Tel. (203) 323-8286

Berkley Medical Excess Underwriters, LLC
390 S. Woods Mill Road, Suite 125
St. Louis, MO 63017
(314) 523-3650 Fax: (314) 523-3685

J. Michael Foley, President
Todd Brown, Vice President – Underwriting
Kimberly H. Willis, Vice President – Marketing
W. Matthew Fessler, Vice President – Claims
Dianne Perry, Vice President – Risk Management
Collin J. Suttie, Vice President – Actuarial Services
Roger J. Becker, Controller & Treasurer
Robbin A. Willis, Vice President – Human Resources/Administration & Secretary

Berkley Specialty Underwriting Managers LLC
5775 Peachtree Dunwoody Road, Suite D490
Atlanta, GA 30342
(404) 443-2040 Fax: (404) 443-2050

Steven S. Zeitman, President & Chief Executive Officer
Rick Bak, CPCU, Senior Vice President
Elena D. Mohler, CPCU, Senior Vice President
Patricia K. London, Vice President & Chief Financial Officer
Roy B. Pomerantz, Vice President – Specialty Casualty, Glastonbury, CT
Joseph F. Rugnetta, Vice President – Specialty Casualty, St. Paul, MN
Michael A. Turner, CPCU, Vice President – Specialty Casualty, Atlanta, GA
Cindy L. Broschart, President – Entertainment & Sports, Irving, TX
Michael A. Harris, Vice President – Entertainment & Sports, Irving, TX

Specialty Casualty:

Atlanta, Georgia
Tel. (404) 443-2055

Glastonbury, Connecticut
Tel. (404) 443-2070

Chicago, Illinois
Tel. (404) 443-2080

St. Paul, Minnesota
Tel. (404) 443-2075

Entertainment & Sports:

Irving, Texas
Tel. (972) 819-8980

Glendale, California
Tel. (972) 819-8985

Carolina Casualty Insurance Company
4600 Touchton Road East, Building 100, Suite 400
Jacksonville, FL 32246
(904) 363-0900 Fax: (904) 363-8098

Armin W. Blumberg, President
Donald J. Bromberek, Vice President – Underwriting
Robert F. Flannery, Vice President – Actuary
J. Madison Macon, Vice President – Marketing
William P. Sands, Vice President – Claims
Carroll D. Starmer, Vice President – Management Information Systems
Catherine P. Steckner, Vice President – Human Resources
Betty C. Sutherland, Vice President & Secretary
Gary R. Wothe, Vice President, Chief Financial Officer & Treasurer

Clermont Specialty Managers, Ltd.
3 University Plaza
Hackensack, NJ 07601
(201) 342-4211 Fax: (201) 342-6381

Alfred Schonberger, President
David A. Gianfrancesco, Senior Vice President – Claims
Donald J. Togneri, CPCU, Senior Vice President – Underwriting
George C. Cullinev, Jr., CPCU, Vice President & Secretary – Compliance & Industry Relations
Claire Herstein, Vice President – Operations & Administration

Monitor Liability Managers, Inc.
2850 West Golf Road, Suite 800
Rolling Meadows, IL 60008-4039
(847) 806-6590 Fax: (847) 806-6282

Douglas J. Powers, CPCU, President & Chief Executive Officer
Sandra C. Nelson, Senior Vice President – Underwriting
David R. Aller, CPCU, Vice President – Producer Development
Joseph B. Haltman, Vice President – Directors' & Officers' Liability
James E. Hill, Vice President – Claims
Peter A. Lindquist, CPCU, Vice President, Chief Financial Officer, Treasurer & Secretary
Thomas J. Mathias, Vice President – Management Liability
Randal P. Mrozowicz, Vice President – Lawyers' Professional Employment & Practices Liability
Paul Sowadski, Vice President & Chief Information Officer – Information Technology



Operating Units

Nautilus Insurance Company
Great Divide Insurance Company
7233 East Butherus Drive
Scottsdale, AZ 85260
(480) 951-0905 Fax: (480) 951-9730

Thomas M. Kuzma, President & Chief Executive Officer
John M. DiBiasi, Executive Vice President – Underwriting/Agency Relations
John M. Runberg, Senior Vice President, Chief Financial Officer & Treasurer
Ellen M. Hageman, Vice President – Facility & Data Procurement
Tony Howard, Vice President – Human Resources
Michael J. Kilgas, Vice President – Claims
Wendy L. Markham, Vice President – Underwriting
Cynthia A. Roa, Vice President – Business Operations Audit & Analysis
Jeanne M. Rondeau, CPCU, Vice President – Underwriting
Janet L. Shemanske, Vice President – Regulatory & Secretary
Vickie L. Sprague, Vice President – Underwriting

Vela Insurance Services, Inc.
200 West Madison, Suite 2700
Chicago, IL 60606
(312) 553-4413 Fax: (312) 553-4416

Richard P. Shemitis, CPCU, President
O. Erik Hallberg, Executive Vice President – Chief Underwriting Officer, Solvang, CA
William L. Braden, Vice President – Underwriting, Chicago, IL
Ritamari Martin, Vice President – Underwriting, Solvang, CA
Patricia Maruszak, Vice President – Underwriting, Chicago, IL
Michael P. Sullivan, Vice President – Branch Manager, Solvang, CA

Solvang, California
Tel. (805) 693-0839

W. R. Berkley Insurance (Europe), Limited
40 Lime Street, 6th Floor
London EC3 M7AW, England
011 44 207 280 9000 Fax: 011 44 207 280 9090

Stuart Wright, Chief Executive Officer & Chief Underwriting Officer
Paul Hosking, Chief Financial Officer
Michael Earp, Technical and Compliance Officer
Peter Glanfield, Professional Lines Underwriting Manager
Colin Eaton, Regional Underwriting Manager
James Bright, Liability Underwriting Manager
Simon Mepham, Directors & Officers Liability Underwriter
Claire Bolton, Claims Manager
Carlo Giandomenici, Finance & Corporate Reporting Manager

Regional

Acadia Insurance Company
One Acadia Commons, P.O. Box 9010
Westbrook, ME 04098-5010
(207) 772-4300 Fax: (207) 772-6104

Bill Thornton, CPCU, President
Charles A. Hamblen, CPCU, Senior Vice President, Chief Financial Officer & Treasurer
Bobbi Amero, CPCU, Regional Vice President, NH
Susan Grady, Regional Vice President, ME
Paul S. McAuliffe, Regional Vice President, MA
Andrew M. Burbank, Vice President – Information Systems
Christopher B. Dowd, CPCU, Vice President – Loss Control
Jane E. Gordon, Vice President – Underwriting
Judith E. Plummer, CPCU, Vice President – Industry & Government Relations
Stephen J. Rich, CPCU, Vice President – Claims
Thomas P. Stark, Vice President – Marketing
Kathryn P. Whitmore, Vice President – Human Resources & Secretary

Bedford, New Hampshire
Tel. (603) 627-8466

South Burlington, Vermont
Tel. (802) 658-0722

Farmington, Connecticut
Tel. (860) 409-9301

Syracuse, New York
Tel. (315) 457-3757

Marlborough, Massachusetts
Tel. (508) 786-6600

Westbrook, Maine
Tel. (207) 772-4300

Berkley Mid-Atlantic Group
4820 Lake Brook Drive, Suite 300
Glen Allen, VA 23060
(804) 285-2700 Fax: (804) 285-5717

Kevin W. Nattrass, President & Chief Executive Officer
William E. Yount, CPCU, Vice President – Insurance Operations
William Kirk Bonner, Vice President – Information Technology
Jeffrey E. Bouton, Vice President – Underwriting
David C. Keller, Vice President – Marketing
Stephen M. Loderick, CPCU, Vice President, Chief Financial Officer & Treasurer
W. Ralph Sitterson, Vice President – Claims

Glen Allen, Virginia
Charlotte, North Carolina
Erie, Pennsylvania
Harrisburg, Pennsylvania

Tel. (800) 283-1153

Continental Western Group
11201 Douglas Avenue
Des Moines, IA 50322
(515) 278-3000 Fax: (515) 278-3458

Bradley S. Kuster, CPCU, President & Chief Executive Officer
Thomas E. Boots, Senior Vice President – Agency & Information Services
Robert F. Buehler, Senior Vice President & Treasurer



Operating Units

Philip J. See, Senior Vice President – Claims
Walter E. Stradley, Senior Vice President – Underwriting
Michael L. Anania, Regional Vice President – Union Region
Curtis W. Bloemendaal, CPCU, Regional Vice President – Tri-State Region
Steven J. Freeborn, CPCU, Regional Vice President – Central Region
Kevin H. Ebers, Vice President – Information Systems
Tony J. Kellner, Vice President – Actuary
Lynsey L. Oster, Vice President – Administration
John F. Thelen, Vice President – General Counsel & Secretary

Boise, Idaho
Tel. (208) 898-5200

Luverne, Minnesota
Tel. (507) 283-9561

Lincoln, Nebraska
Tel. (402) 423-7899

Des Moines, Iowa
Tel. (515) 278-3000

Union Standard Insurance Group
122 West Carpenter Freeway, Suite 350
Irving, TX 75039-2008
(972) 719-2400 Fax: (972) 719-2401

Craig W. Sparks, President
Jerry W. Crites, Senior Vice President – Claims
James W. Foos, CPCU, Senior Vice President – Underwriting
Edmund P. Hemmerick, CPCU, Senior Vice President – Operations
John E. Gray, Vice President, Chief Financial Officer & Treasurer
Jacquelynne Hurst, Vice President – Marketing & Underwriting Services
Mary Jane Neese, Regional Vice President
Greg R. Perkins, Vice President – Information Services
E. Leslie Prock, Vice President – Human Resources

Albuquerque, New Mexico
Tel. (505) 830-0038

Meridian, Mississippi
Tel. (601) 482-6816

Birmingham, Alabama
Tel. (205) 988-5950

Nashville, Tennessee
Tel. (615) 373-1621

Dallas, Texas
Tel. (972) 719-2400

Oklahoma City, Oklahoma
Tel. (405) 483-1555

Lexington, Kentucky
Tel. (859) 296-6464

Phoenix, Arizona
Tel. (480) 367-5399

Little Rock, Arkansas
Tel. (501) 954-7888

San Antonio, Texas
Tel. (210) 979-9136

Monitor Surety Managers, Inc.
383 Main Street, Suite 202
Chatham, NJ 07928
(973) 635-2400 Fax: (973) 635-1362

Roger J. Bassi, President
Steven F. Coward, Senior Vice President
John F. Beers, Vice President

Alpharetta, Georgia
Tel. (678) 624-1818

Meridian, Mississippi
Tel. (601) 482-6816

Brentwood, Tennessee
Tel. (615) 373-1621

New York, New York
Tel. (212) 867-2650

Des Moines, Iowa
Tel. (515) 251-6634

Rolling Meadows, Illinois
Tel. (847) 806-6590

Irving, Texas
Tel. (972) 719-2346

Severna Park, Maryland
Tel. (410) 647-6990

Lincoln, Nebraska
Tel. (402) 423-7688

Tampa, Florida
Tel. (813) 870-2077

Marlborough, Massachusetts
Tel. (508) 263-2584

Westbrook, Maine
Tel. (207) 772-4300

Regional business written in:
Acadia Insurance Company; Berkley Regional Insurance Company; Continental Western Insurance Company; Firemen's Insurance Company of Washington, D.C.; Union Insurance Company; Union Standard Lloyds. Monitor Surety Managers, Inc. also writes business in Carolina Casualty Insurance Company.

Alternative Markets

Berkley Risk Administrators Company, LLC
222 South Ninth Street, Suite 1300
Minneapolis, MN 55402-3332
(612) 766-3000 Fax: (612) 766-3099

Mark C. Tansey, Chairman & Chief Executive Officer
Kenneth R. Hopkins, President & Chief Operating Officer
Kim J. Brenckman, Senior Vice President – Sales/Marketing
Thomas R. Drake, Chief Information Officer
Michael T. Elsenpeter, Vice President – Client Financial Services
Patricia J. Fish, Senior Vice President – Human Resources/Administration
Leland P. Johnson, Senior Vice President – Claims
Bruce A. Medvec, Senior Vice President – Western Region
Douglass E. Pfeifer, Senior Vice President – Reinsurance/Underwriting
William P. Scott, Senior Vice President – Chief Financial Officer

Alpharetta, Georgia
Tel. (770) 663-8635

Council Bluffs, Iowa
Tel. (800) 832-0137

Indianapolis, Indiana
Tel. (317) 585-2799

Nashville, Tennessee
Tel. (615) 493-7777

Overland Park, Kansas
Tel. (913) 385-4960

Allied Adjusters
Minneapolis, Minnesota
Tel. (612) 766-3700

Arizona All Claims
Scottsdale, Arizona
Tel. (602) 997-5877

Berkley Administrators of Connecticut, Inc.
Farmington, Connecticut
Tel. (860) 409-9300

continued on next page



Operating Units

Pierre, South Dakota
Tel. (605) 945-2144

St. Paul, Minnesota
Tel. (651) 281-1200

Scottsdale, Arizona
Tel. (602) 992-8844

Tukwila, Washington
Tel. (206) 575-2303

Virginia Beach, Virginia
Tel. (757) 490-7838

Wauwatosa, Wisconsin
Tel. (414) 771-2038

Wichita, Kansas
Tel. (316) 821-0200

All Claims of Nevada, Inc.
Las Vegas, Nevada
Tel. (702) 257-2193

Berkley Risk & Insurance Services
Novato, California
Tel. (415) 898-9600

Berkley Risk Managers
Mays Landing, New Jersey
Tel. (609) 625-5544

Berkley Risk Services of Colorado
Denver, Colorado
Tel. (303) 357-2600

Independent Plan Administrators, LLC
Las Vegas, Nevada
Tel. (702) 257-2190

Southwest Risk Services
Scottsdale, Arizona
Tel. (602) 996-8810

Preferred Employers Insurance Company
1455 Frazee Road, Suite 1000
San Diego, CA 92108
(619) 688-3900 Fax: (888) 472-9490

Linda R. Smith, President & Chief Executive Officer
Miklos F. Kallo, Senior Vice President, Treasurer & Chief Financial Officer
Marc J. Beaulieu, Vice President – Marketing
Jan A. Beaver, Vice President & Secretary
John C. Bennett, Vice President
Rosemary Favier, Vice President – Claims
Barbara L. Gallagher, Vice President – Underwriting
Randy Sysol, Vice President – Information Technology

Key Risk Insurance Company
7900 McCloud Road, Suite 300, P.O. Box 49129
Greensboro, NC 27419
(336) 668-9050 Fax: (336) 605-7544

Joe W. Sykes, CPCU, President & Chief Executive Officer
Joe C. Brooks, Senior Vice President – Human Resources/Administration
Rebecca H. Karr, CPCU, Senior Vice President & Chief Financial Officer/Information Systems
Anne H. Myers, CPCU, Senior Vice President – Alternative Risk Services
John A. Godfrey, CPCU, Vice President – Underwriting
Robert W. Standen, Vice President – Claims

Alpharetta, Georgia
Tel. (770) 751-8901

Charlotte, North Carolina
Tel. (704) 329-9550

Columbia, South Carolina
Tel. (803) 252-1777

Raleigh, North Carolina
Tel. (919) 876-8611

Richmond, Virginia
Tel. (804) 288-2660

Key Risk Management Services, Inc.
Greensboro, North Carolina
(336) 668-9050

Midwest Employers Casualty Company
14755 North Outer Forty Drive, Suite 300
Chesterfield, MO 63017
(636) 449-7000 Fax: (636) 449-7199

Melodee J. Saunders, President & Chief Operating Officer
Steven J. Link, Executive Vice President – Marketing
Peter W. Shaw, Chief Financial Officer & Treasurer
Donna L. Knowling, Senior Vice President & Secretary
Robert H. Burgoyne, Vice President – Underwriting
Matthew J. Jerabek, Vice President – Special Projects
Leo J. Winstead, Vice President – Claims

Reinsurance

Berkley Insurance Company
475 Steamboat Road
Greenwich, CT 06830
(203) 542-3800 Fax: (203) 542-3839

William R. Berkley, Chairman & President
Larry A. Hansen, Executive Vice President & Chief Financial Officer
Carol J. LaPunzina, Senior Vice President – General Counsel & Secretary
Richard D. Thomas, Vice President & Corporate Actuary

Facultative ReSources, Inc.
475 Steamboat Road
Greenwich, CT 06830
(203) 542-3500 Fax: (203) 542-3579

James W. McCleary, President & Chief Executive Officer
James H. Crutchley, Chief Casualty Underwriting Officer & Senior Vice President – Branch Manager, Greenwich, CT
Thomas V. Lehmkuhl, Vice President – Underwriting, Greenwich, CT
Michael E. Horn, Vice President – Underwriting, Greenwich, CT
Michael J. Nicholas, Senior Vice President – Branch Manager, Atlanta, GA
Ronald S. Hayden, Vice President – Underwriting, Atlanta, GA
David M. McNichols, Vice President – Resident Manager, Schaumburg, IL
Walter R. Carlson, Vice President – Underwriting, Schaumburg, IL
Stephen A. Samoskevich, Senior Vice President – Manager of Information Technology
Edward N. Ryan, Vice President – Property Manager
Pasquale Tomaino, Vice President – Chief Financial Officer
Norman H. Davis, Vice President – Claims Manager
Carol J. LaPunzina, Vice President – General Counsel & Secretary



Operating Units

Atlanta, Georgia
Tel. (770) 396-2515

Schaumburg, Illinois
Tel. (847) 884-1960

Signet Star Re, LLC
475 Steamboat Road
Greenwich, CT 06830
(203) 542-3200 Fax: (203) 542-3290

Tom N. Kellogg, Chairman
Craig N. Johnson, President & Chief Executive Officer
Richard Agatstein, Senior Vice President – Underwriting
Stephen P. Horvath, Senior Vice President – Underwriting
Timothy C. McCoy, Senior Vice President – Underwriting
John J. Myers, Senior Vice President – Underwriting
Gordon J. Olver, Senior Vice President – Underwriting
Kevin J. Shea, Senior Vice President – Director of Claims
Joseph W. Walsh, Senior Vice President – Underwriting
Todd W. Bolden, Vice President – Underwriting
Barbara A. Connell, Vice President – Underwriting
Graham C. Dickinson, Vice President – Underwriting
Olivia W. Giuntini, Vice President – Actuary
Julie K. Halper, Vice President – Chief Actuary
Joan E. Kapfer, Vice President
Paul J. Kelly, Vice President – Underwriting
Krystyna H. Miller, Vice President – Claims

B F Re Underwriters, LLC
One Canterbury Green
Stamford, CT 06901
(203) 975-7739 Fax: (203) 975-7749

Daniel L. Avery, President
Richard A. Corpus, Executive Vice President
Maria W. Anderson, Vice President
Scott Balfour, Vice President
Frederic C. Cooper, Vice President
J. Robert Fender, Vice President
Thomas P. Gaughran, Vice President
Thomas J. Greenfield, Vice President
Gary S. Miller, Vice President
L. Randy Miller, Vice President
Jeff M. Neher, Vice President
Raymond H. Niver, Vice President
Catherine P. Schilling, Vice President
Joseph J. Vyskocil, Vice President

Chicago, Illinois
Tel. (312) 553-4707

Dublin, Ohio
Tel. (614) 766-4316

Duluth, Georgia
Tel. (770) 814-7531

Irving, Texas
Tel. (972) 580-9950

Philadelphia, Pennsylvania
Tel. (215) 568-3570

San Fransisco, California
Tel. (415) 543-4466

Fidelity & Surety Reinsurance Managers, LLC
1901 N. Roselle Road, Suite 575
Schaumburg, IL 60195
(847) 882-6644 Fax: (847) 882-8711

Roger J. Bassi, President
James H. Taylor, Vice President – Claims
Diane M. Igielski, Vice President – Underwriting

Berkley Risk Solutions, Inc.
475 Steamboat Road
Greenwich, CT 06830
(203) 769-4050 Fax: (203) 769-4059

Jeffrey E. Vosburgh, President
Gregory A. Cuzzi, Senior Vice President & Chief Actuarial Officer
Robert W. Mathis, Senior Vice President & Chief Marketing Officer
Sally B. Gilmore, Senior Vice President & Chief Administrative Officer
Kenneth M. Roberts, Vice President

Berkley Underwriting Partners, LLC
215 Shuman Boulevard, Suite 200
Naperville, IL 60563
(630) 210-0360 Fax: (630) 210-0376

John S. Diem, President
Joseph L. Mathews, Executive Vice President – Chief Financial Officer
Joseph M. Pojman, Senior Vice President – Director of Claims
Spencer L. Coyle, Vice President – Chief Actuary
Richard W. Cullen, Vice President – Business Development
Joycelyn M. Ray, Vice President – Regulatory Compliance

Gemini Insurance Company
StarNet Insurance Company
475 Steamboat Road
Greenwich, CT 06830
(203) 542-3800 Fax: (203) 542-3839

William R. Berkley, President & Chief Executive Officer
Larry A. Hansen, Executive Vice President & Chief Financial Officer
John S. Diem, Executive Vice President
Richard P. Shemitis, Executive Vice President – Gemini Insurance Company
Carol J. LaPunzina, Senior Vice President – General Counsel & Secretary
Donald M. McGuire, Senior Vice President & Treasurer



Operating Units

International

Berkley International, LLC
475 Steamboat Road
Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4098

William R. Berkley, Chairman & Chief Executive Officer
W. Robert Berkley, Jr., Vice Chairman
Fernando Correa Urquiza, President
Eugene G. Ballard, Senior Vice President – Chief Financial Officer & Treasurer
Ira S. Lederman, Senior Vice President – General Counsel & Secretary
Steven J. Malawer, Vice President – Associate General Counsel & Assistant Secretary

Berkley International Argentina S.A.
Carlos Pellegrini 1023, 8th Floor
C1009ABU - Buenos Aires, Argentina
54-11-4378 8100 Fax: 54-11-4378 8111

Eduardo I. Llobet, President & Chief Executive Officer
Marcelo R. Crespo, Chief Financial Officer

Berkley International Aseguradora de Riesgos del Trabajo S.A.
Carlos Pellegrini 1023, 3rd Floor
C1009ABU - Buenos Aires, Argentina
54-11-4378 8000 Fax: 54-11-4378 8185

Alejandro Bruce, Chief Executive Officer
Eduardo I. Llobet, President

Berkley International Seguros S.A.
Mitre 699, S2000COM - Rosario, Argentina
54-341-410 4200 Fax: 54-341-410 4251
Carlos Pellegrini 1023, 2nd Floor
C1009ABU - Buenos Aires, Argentina
54-11-4378 8100 Fax: 54-11-4378 8111

Eduardo I. Llobet, President & Chief Executive Officer
Osvaldo P. Borghi, Chief Operating Officer

Berkley International Philippines, Inc.
Berkley International Life Insurance Co., Inc.
Berkley International Plans, Inc.
Family First, Inc.
9th Floor, The Enterprise Centre, Tower 2
6766 Ayala Avenue, corner Paseo de Roxas
Makati City, Philippines
(632) 755-1500 Fax: (632) 755-1501

Alan M. Rafe, President & Chief Executive Officer
Daniel L. Villanueva, Executive Vice President & Chief Financial Officer
Robb S. Paulsen, Executive Vice President & General Manager – Family First, Inc.
Maria Tzarina G. Saldaña, Vice President – Marketing & People Management & Development
Adnelle M. Valeza, Vice President – Information Technology
Elsa N. Yu, Vice President – Human Resources

Global Direct, LLC
475 Steamboat Road
Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4098

Service Operations

Berkley Dean & Company, Inc.
475 Steamboat Road
Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4096

James G. Shiel, President
Edward F. Linekin, Senior Vice President
Nicholas R. Lang, Vice President
James T. McGrath, Vice President

Berkley Capital, LLC
475 Steamboat Road
Greenwich, CT 06830
(203) 629-3000 Fax: (203) 769-4095

Robert D. Stone, Managing Director

Berkley Technology Services LLC
405 Silverside Road, Suite 205
Wilmington, DE 19809
(302) 439-2000 Fax: (302) 439-2016

Harry J. Berkley, Vice President
Kenneth R. McKinion, Vice President
Joni L. Gacke, Vice President – Underwriting Services
Wayne L. Robinson, Vice President – Network Infrastructure
Frank C. Vedder, Vice President – Core Systems
Thomas M. Whelans, Vice President – Operations

Des Moines, Iowa
Tel. (515) 278-3000

Luverne, Minnesota
Sioux Falls, South Dakota
Tel. (507) 283-9195



"Safe Harbor" Statement

This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein, including statements related to our outlook for the industry and for our performance for the year 2005 and beyond, are based upon the Company's historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to, the cyclical nature of the property casualty industry, the long-tail and potentially volatile nature of the reinsurance business, product demand and pricing, claims development and the process of estimating reserves, the uncertain nature of damage theories and loss amounts, natural and man-made catastrophic losses, including as a result of terrorist activities, the impact of competition, the availability of reinsurance exposure as to coverage for terrorist acts, our retention under The Terrorism Risk Insurance Act of 2002 ("TRIA") and the potential expiration of TRIA, the ability of our reinsurers to pay reinsurance recoverables owed to us, investment risks, including those relating to fixed income securities, merger arbitrage investments, and other equity securities, exchange rate and political risks relating to our international operations, legislative and regulatory developments, including those related to alleged anti-competitive or other improper sales practices in the insurance industry, changes in the ratings assigned to us by ratings agencies, the availability of dividends from our insurance company subsidiaries, our ability to successfully acquire and integrate companies and invest in new insurance ventures, our ability to attract and retain qualified employees, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks could cause actual results of the industry or our actual results for the year 2005 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company. Any projections of growth in the Company's net premiums written and management fees would not necessarily result in commensurate levels of underwriting and operating profits. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.



Board of Directors and Officers

Directors

William R. Berkley
Chairman of the Board and Chief Executive Officer

Philip J. Ablove
Retired Executive Vice President and Chief Financial Officer
Pioneer Companies, Inc.

W. Robert Berkley, Jr.
Senior Vice President – Specialty Operations

Ronald E. Blaylock
Founder, Chairman and Chief Executive Officer
Blaylock & Partners LP (investment banking firm)

Mark E. Brockbank
Retired Chief Executive
XL Brockbank LTD

George G. Daly
Fingerhut Professor and Dean Emeritus
Stern School of Business, New York University

Rodney A. Hawes, Jr.
Retired Chairman and Chief Executive Officer
Life Re Corporation

Richard G. Merrill
Retired Executive Vice President
Prudential Insurance Company of America

Jack H. Nusbaum
Chairman, Willkie Farr & Gallagher LLP
(attorneys at law)

Mark L. Shapiro
Private Investor

Officers

William R. Berkley
Chairman of the Board and Chief Executive Officer

Eugene G. Ballard
Senior Vice President – Chief Financial Officer and Treasurer

W. Robert Berkley, Jr.
Senior Vice President – Specialty Operations

Robert P. Cole
Senior Vice President – Regional Operations

Robert W. Gosselink
Senior Vice President – Insurance Risk Management

Paul J. Hancock
Senior Vice President – Chief Corporate Actuary

Robert C. Hewitt
Senior Vice President – Alternative Markets Operations

Ira S. Lederman
Senior Vice President – General Counsel and Secretary

James W. McCleary
Senior Vice President – Reinsurance Operations

James G. Shiel
Senior Vice President – Investments

Harry J. Berkley
Vice President – Information Technology

Edward F. Linekin
Vice President – Investments

Kenneth R. McKinion
Vice President – Information Technology Operations

Clement P. Patafio
Vice President – Corporate Controller

Joseph M. Pennachio
Vice President – Human Resources

Josephine A. Raimondi
Vice President – Senior Counsel and Assistant Secretary

Scott A. Siegel
Vice President – Taxes

Philip S. Welt
Vice President – Senior Counsel

Thomas P. Boyle
Assistant Vice President – Corporate Actuarial

John Celidonio
Assistant Vice President – Actuary

Arthur Gurevitch
Assistant Vice President – Analytics

Raymond J. O'Brien
Assistant Vice President – Director of Internal Audit

Jane B. Parker
Assistant Vice President – Litigation Counsel

Bruce I. Weiser
Assistant Vice President – Counsel

Jean P. Milot
Assistant Corporate Controller

George K. Richardson
Assistant Treasurer

Janet L. Shemanske
Assistant Secretary

John E. Warycha
Assistant Corporate Controller – Financial Reporting

Dawn M. Callahan
Director of Investment Accounting

Robert E. Slattery
Director of Corporate Information Systems

Auditors

KPMG LLP
New York, NY

Outside Counsel

Willkie Farr & Gallagher LLP
New York, NY

Annual Meeting

The Annual Meeting of Stockholders of W. R. Berkley Corporation will be held at 10:00 a.m. on May 10, 2005 at the offices of W. R. Berkley Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

Shares Traded

Common Stock of W. R. Berkley Corporation is traded on the New York Stock Exchange.

Symbol: BER

Transfer Agent and Registrar

Wells Fargo Bank, N.A.
Shareowner Services
161 N. Concord Exchange
South St. Paul, MN 55075
Tel. (800) 468-9716
http://wellsfargo.com/com/shareowner_services

Annual Report on Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission contains additional financial and other information with respect to W. R. Berkley Corporation. Copies of the Form 10-K will be furnished to stockholders upon request. Please direct all inquiries to:

Ira S. Lederman
General Counsel and Secretary
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830.

Web Site

For additional information, including press releases, visit our internet site at:

http://www.wrberkley.com

New York Stock Exchange Corporate Governance Matters

As a listed company with the New York Stock Exchange ("NYSE"), the Company is subject to certain Corporate Governance standards as required by the NYSE and/or the Securities and Exchange Commission ("SEC"). Among other requirements, the Company's Chairman of the Board and Chief Executive Officer, as required by Section 303A.12(a) of the NYSE Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violations by the Company of NYSE Corporate Governance listing standards as of the date of the certification. On June 10, 2004, the Company's Chairman of the Board and Chief Executive Officer, William R. Berkley, submitted such a certification to the NYSE which stated that he was not aware of any violation by the Company of the NYSE Corporate Governance listing standards. In addition, on March 14, 2005, the Company filed its 2004 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the certifications required under Section 302 of the Sarbanes-Oxley Act Section of 2002.

"Always do right. This will gratify some people, and astonish the rest."

Mark Twain



W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830

203 629 3000
www.wrberkley.com

